Exhibit (a)(1)(A)

Offer to Purchase

All Outstanding Shares of Common Stock

of

Amplify Snack Brands, Inc.

at

$12.00 Per Share of Common Stock, Net in Cash

by

Alphabet Merger Sub Inc.,

a wholly owned subsidiary of

The Hershey Company

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF JANUARY 30, 2018, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Alphabet Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of The Hershey Company, a Delaware corporation (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Amplify Snack Brands, Inc., a Delaware corporation (the “Company”), at a price per Share of $12.00 (such price as it may be amended from time to time in accordance with the Merger Agreement, the “Offer Price”), net to the seller in cash, without any interest, but subject to and reduced by any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 17, 2017 (together with any amendments or supplements thereto, the “Merger Agreement”), among Parent, Purchaser and the Company, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”), with the Company continuing as the surviving corporation (the “Merger”). At the effective time of the Merger, each Share issued and outstanding immediately prior to such time (other than any (i) Shares held in the treasury of the Company, (ii) Shares that at the commencement of the Offer were owned by Parent or Purchaser, or any direct or indirect wholly owned subsidiaries of Parent or Purchaser, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares held by the Company’s stockholders who properly demand and perfect appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the Offer Price.

THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

After careful consideration, the Company’s board of directors (the “Company Board”) unanimously (a) approved and declared advisable the Merger Agreement and transactions contemplated thereby, including, without limitation, the Offer and the Merger, (b) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of the Company and its stockholders, (c) agreed that the Merger Agreement will be effected under Section 251(h) of the DGCL, and (d) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

There is no financing condition to the Offer. The Offer is, however, subject to the satisfaction of the Minimum Condition, the HSR Condition (each as defined in the Summary Term Sheet) and the other conditions described in Section 13  —  “Conditions to the Offer.” A summary of the principal terms of the Offer appears on pages 1 through 7 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

January 2, 2018

IMPORTANT

If you desire to tender all or any portion of your Shares to us pursuant to the Offer, you should either (a) if you are a stockholder of record, complete and sign the Letter of Transmittal, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to American Stock Transfer & Trust Co., LLC (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase, in each case prior to the expiration time of the Offer, or (b) if you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact that institution in order to tender your Shares to us pursuant to the Offer.

If you desire to tender your Shares to us pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the expiration time of the Offer, you may tender your Shares to us pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase.

*    *    *

Questions and requests for assistance may be directed to Georgeson LLC (the “Information Agent”) at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information, and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

This transaction has not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC” ) or any state securities commission nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

ii

iii

SUMMARY TERM SHEET

Alphabet Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of The Hershey Company, a Delaware corporation (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Amplify Snack Brands, Inc., a Delaware corporation (the “Company”), at a price per Share of $12.00 (such price as it may be amended from time to time in accordance with the Merger Agreement, the “Offer Price”), net to the seller in cash, without any interest, but subject to and reduced by any required withholding of taxes, as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the accompanying Letter of Transmittal. The following are some questions you, as a stockholder of the Company, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the accompanying Letter of Transmittal. To better understand our Offer to you and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the accompanying Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our,” or “us” refer to Purchaser or Parent, as the context requires.

WHO IS OFFERING TO BUY MY SHARES OF THE COMPANY?

•	The Offer is made by Purchaser. Purchaser is a recently formed Delaware corporation and a wholly owned subsidiary of Parent. Purchaser was organized in connection with the Offer and has not carried on any activities other than entering into the Merger Agreement, the Support Agreements and activities in connection with the Offer. See the Introduction and Section 9 — “Certain Information Concerning the Filing Persons.”

•	Parent is a Delaware corporation. Parent is the largest producer of quality chocolate in North America and a global leader in chocolate and non-chocolate confectionery. Parent markets, sells and distributes its products under more than 80 brand names in approximately 70 countries worldwide. Parent is headquartered in Hershey, Pennsylvania.

•	Parent has agreed pursuant to the Merger Agreement to cause Purchaser to, upon the terms and subject to the conditions in this Offer to Purchase and the accompanying Letter of Transmittal, accept and pay for Shares validly tendered and not withdrawn in the Offer.

HOW MANY SHARES OF THE COMPANY COMMON STOCK ARE YOU OFFERING TO PURCHASE?

•	Purchaser is offering to purchase all of the issued and outstanding Shares of the Company. See the Introduction and Section 1 — “Terms of the Offer.”

HOW MUCH ARE YOU OFFERING TO PAY FOR MY SHARES OF COMMON STOCK OF THE COMPANY AND WHAT IS THE FORM OF PAYMENT?

•	Purchaser is offering to pay $12.00 per Share, net to the seller in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions contained in this Offer to Purchase and in the accompanying Letter of Transmittal.

WILL I HAVE TO PAY ANY FEES OR COMMISSIONS IF I TENDER MY SHARES IN YOUR OFFER?

•	If you are the record owner of your Shares and you tender your Shares in the Offer, you will not have to pay any brokerage fees or similar expenses. If you own your Shares through a broker, dealer,

commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the Introduction and Section 1 — “Terms of the Offer.”

WHY IS PURCHASER MAKING THE OFFER?

•	Purchaser is making the Offer because Purchaser and Parent want to acquire the Company. See Section 1 — “Terms of the Offer” and Section 11 — “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

IS THERE AN AGREEMENT GOVERNING THE OFFER?

•	Yes. The Parent, Purchaser and the Company have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See Section 11 — “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

HAS THE COMPANY BOARD APPROVED THE OFFER?

•	Yes. After careful consideration, the Company Board unanimously (a) approved and declared advisable the Merger Agreement and transactions contemplated thereby, including, without limitation, the Offer and the Merger, (b) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of the Company and its stockholders, (c) agreed that the Merger Agreement will be effected under Section 251(h) of the DGCL, and (d) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

HAVE ANY STOCKHOLDERS OF THE COMPANY AGREED TO TENDER THEIR SHARES IN THE OFFER?

•	Yes, in connection with the execution of the Merger Agreement, Purchaser, Parent and the Company have entered into support agreements with certain stockholders of the Company (collectively, the “Tendering Stockholders”), who together hold approximately 57% of the outstanding Shares, including Shares subject to equity awards granted to directors and executive officers (collectively, the “Support Agreements”). The Support Agreements provide, among other things, that the Tendering Stockholders will validly tender all of their Shares in the Offer. See Section 11 — “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

•	The Offer is conditioned upon, among others, the following conditions:

•	there being validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its controlled Affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represent one more Share than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, plus (y) the aggregate number of Shares then issuable to optionholders from which the Company has received notices of exercise prior to the expiration of the Offer (and as to which such Shares have not yet been issued to such exercising optionholders) (such condition, the “Minimum Condition”);

•	the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, including the rules and regulations promulgated thereunder (“HSR Act”), having expired or been terminated (the “HSR Condition”); and

•	other customary conditions.

•	We may waive any condition, in whole or in part, with certain exceptions, including the Minimum Condition, at any time and from time to time, subject to the terms of the Merger Agreement.

•	A more detailed discussion of the conditions to consummation of the Offer is contained in the Introduction, Section 1 — “Terms of the Offer” and Section 13 — “Conditions to the Offer.”

IS THE OFFER SUBJECT TO ANY FINANCING CONDITION?

•	No. There is no financing condition to the Offer.

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER AND DO YOU HAVE FINANCIAL RESOURCES TO MAKE PAYMENT?

•	We estimate that we will need up to approximately $1.6 billion to purchase the Shares, pay off the Company’s indebtedness and pay related fees and expenses. We do not believe that our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	cash is the only consideration that we are paying to the holders of Shares in connection with the Offer;

•	we are offering to purchase all of the outstanding Shares in the Offer; and

•	if the Offer is consummated, Purchaser will acquire all remaining Shares for the same cash price in the Merger.

•	See Section 10 — “Background of the Offer; Contacts with the Company”, Section 11 — “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Section 12 — “Source and Amount of Funds.”

HOW LONG DO I HAVE TO TENDER MY SHARES?

•	Unless the Offer is earlier terminated, you will have until 12:00 midnight, New York City time, at the end of January 30, 2018 to tender your Shares in the Offer, unless Purchaser extends the Offer, in which event you will have until the expiration time of the Offer as so extended. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure that is described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase. See also Section 1 — “Terms of the Offer.”

•	In the event the Merger Agreement is terminated prior to the then-scheduled expiration time of the Offer, Purchaser has agreed to promptly irrevocably and unconditionally terminate the Offer.

UNDER WHAT CIRCUMSTANCES CAN OR MUST YOU EXTEND YOUR OFFER?

•	If on any then-scheduled expiration time of the Offer, the Minimum Condition to the Offer has not been satisfied or any other condition to the Offer has not been satisfied or waived by Parent or Purchaser, Purchaser has agreed to extend the period of time during which the Offer remains open on one or more occasions in consecutive increments of no more than ten business days (or such longer period as may be agreed to by Parent and the Company) to permit such condition to the Offer to be satisfied until the earlier of (i) the termination of the Merger Agreement in accordance with its terms or (ii) the End Date (defined in the Merger Agreement as September 17, 2018). See Section 1 — “Terms of the Offer.”

•	In addition, Purchaser has agreed to extend the period of time during which the Offer remains open for the minimum period required by applicable law, interpretation or position of the SEC or its staff or the New York Stock Exchange (the “NYSE”) or its staff applicable to the Offer until the earlier of (i) the termination of the Merger Agreement in accordance with its terms or (ii) the End Date. See Section 1 — “Terms of the Offer.”

HOW WILL I BE NOTIFIED IF YOU EXTEND YOUR OFFER?

•	If Purchaser extends the Offer, we will inform American Stock Transfer & Trust Co., LLC, the Depositary for the Offer, of that fact and we will issue a press release giving the new expiration time of the Offer no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was previously scheduled to expire. See Section 1 — “Terms of the Offer.”

HOW DO I TENDER MY SHARES IN YOUR OFFER?

•	To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to American Stock Transfer & Trust Co., LLC, the Depositary for the Offer, prior to the expiration time of the Offer. The Letter of Transmittal is enclosed with this Offer to Purchase. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through The Depository Trust Company (“DTC”). If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within two NYSE trading days after the date of execution of the Notice of Guaranteed Delivery. See Section 3 — “Procedures for Tendering Shares.”

•	In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for the Shares (or of a confirmation of a book-entry transfer of the Shares as described in Section 3 — “Procedures for Tendering Shares”) and a properly completed and duly executed Letter of Transmittal and any other required documents for the Shares. See also Section 2 — “Acceptance for Payment and Payment for Shares.”

CAN I WITHDRAW SHARES I PREVIOUSLY TENDERED IN YOUR OFFER? UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

•	You may withdraw previously tendered Shares any time prior to the expiration of the Offer. In addition, pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended, Shares may be withdrawn at any time after March 3, 2018, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer. Once Purchaser accepts your Shares for payment upon the expiration of the Offer, you will no longer be able to withdraw them. See Section 4 — “Withdrawal Rights.”

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

•	To withdraw previously tendered Shares, you must deliver a written or facsimile notice of withdrawal with the required information to the Depositary while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

WILL THE OFFER BE FOLLOWED BY A MERGER IF ALL THE SHARES ARE NOT TENDERED?

•	If we purchase at least a majority of the outstanding Shares in the Offer and the other conditions to the Merger are satisfied or waived, we will effect the Merger of Purchaser with and into the Company as promptly as practicable in accordance with Section 251(h) of the DGCL and the terms of the Merger Agreement and without a vote by the stockholders of the Company to adopt the Merger Agreement pursuant to Delaware law or any other action by the stockholders of the Company pursuant to Delaware law. If we consummate the Offer, we expect to merge Purchaser with and into the Company as promptly as practicable. See the Introduction to this Offer to Purchase.

•	If the Merger occurs, the Company will continue as the surviving corporation and become a wholly owned subsidiary of Parent, and any issued and then outstanding Shares (other than any (i) Shares held in the treasury of the Company, (ii) Shares that at the commencement of the Offer were owned by Parent or Purchaser, or any direct or indirect wholly owned subsidiaries of Parent or Purchaser, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares held by the Company’s stockholders who properly demand and perfect appraisal rights under Delaware law) will be canceled and converted automatically into the right to receive $12.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. See also the Introduction to this Offer to Purchase.

IF A MAJORITY OF SHARES ARE TENDERED AND ARE ACCEPTED FOR PAYMENT, WILL THE COMPANY CONTINUE AS A PUBLIC COMPANY?

•	If the Merger occurs, the Company will no longer be publicly owned. Even if the Merger does not occur because the conditions to the Merger are not satisfied, if Purchaser purchases all Shares that have been tendered, there may be so few remaining stockholders and publicly held Shares that such Shares may no longer be eligible to be traded through the NYSE or any other securities market, there may not be a public trading market for the Shares, and the Company may cease to make filings with the SEC or otherwise cease to be required to comply with the SEC’s rules relating to publicly held companies. See Section 7 — “Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations.”

IF YOU SUCCESSFULLY COMPLETE YOUR OFFER, WHAT WILL HAPPEN TO THE COMPANY BOARD?

•	Upon completion of the Merger, the directors of Purchaser immediately prior to the effective time of the Merger will become the directors of the Company, which will be the surviving company in the Merger.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

•	If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will receive in the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer.

•	If you decide not to tender your Shares in the Offer and we purchase those Shares that have been tendered in the Offer, but the Merger does not occur thereafter because the conditions to the Merger are not satisfied, you will remain a stockholder of the Company, but there may be so few remaining stockholders and publicly held Shares that such Shares will no longer be eligible to be traded through the NYSE or any other securities market, there may not be a public trading market for such Shares, and the Company may cease making filings with the SEC or otherwise cease being required to comply with the SEC’s rules relating to publicly held companies. If we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the Merger to occur, subject to the conditions set forth in the Merger Agreement.

•	Following the Offer, it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers. See Section 7 — “Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations.”

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

•	On December 15, 2017, the last full trading day prior to the public announcement of the Merger Agreement, the last reported closing price on the NYSE during normal trading hours was $7.00 per Share. Therefore, the Offer Price of $12.00 per Share represents a premium of approximately 71% over the closing price of the Shares on the last full trading day before announcement of the Merger Agreement.

•	On December 29, 2017, the last full trading day before we commenced the Offer, the last reported closing price reported on the NYSE was $12.01 per Share. See Section 6 — “Price Range of Shares; Dividends.”

IF I ACCEPT THE OFFER, WHEN AND HOW WILL I GET PAID?

•	If the conditions to the Offer as set forth in the Introduction and Section 13 — “Conditions to the Offer” are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $12.00, in cash, without interest (less any amounts required to be deducted and withheld under any applicable law), promptly following expiration of the Offer. See Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

HOW WILL MY OUTSTANDING COMPANY OPTIONS AND RESTRICTED SHARES BE TREATED IN THE OFFER AND THE MERGER?

•	The Offer is being made for all outstanding Shares that are not subject to vesting restrictions, and is not being made for options to purchase Shares (each, a “Stock Option”), for restricted Shares (each, a “Restricted Share”) or for restricted stock units relating to Shares (each, a “Restricted Stock Unit” and together with the Stock Options and Restricted Shares, the “Company Compensatory Awards”).

•	Any Stock Options that you hold may not be tendered into the Offer. If you wish to tender Shares underlying Stock Options, you must first exercise your Stock Options (to the extent then vested and exercisable) in accordance with their terms in sufficient time to tender the Shares received into the Offer.

•	Any Restricted Shares that you hold may not be tendered into the Offer unless they vest and become unrestricted Shares in accordance with their terms in sufficient time to tender such Shares into the Offer.

•	Any Restricted Stock Units that you hold may not be tendered into the Offer unless they vest and the underlying Shares are delivered to you in accordance with their terms in sufficient time to tender such Shares into the Offer.

•	Each Company Compensatory Award, whether vested or unvested, that is outstanding immediately prior to the effective time of the Merger will be cancelled at the effective time of the Merger in exchange for a cash payment equal to the product of (x) the aggregate number of Shares subject to the Company Compensatory Award and (y) the Offer Price, less the per-Share exercise price of any Stock Options and any applicable withholding taxes.

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO ME?

•	The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. Holder (as defined in Section 5 — “U.S. Federal Income Tax Consequences of the Offer and the Merger”) whose Shares are sold pursuant to the Offer or exchanged for cash pursuant to the Merger will recognize gain or loss equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares sold or exchanged. If you are a Non-U.S. Holder (as defined in Section 5 — “U.S. Federal Income Tax Consequences of the Offer and the Merger”), you will generally not be subject to U.S. federal income tax on gain recognized on Shares you sell pursuant to the Offer or exchange in the Merger. All stockholders are urged to consult their tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger. See Section 5 — “U.S. Federal Income Tax Consequences of the Offer and the Merger.”

WILL I HAVE THE RIGHT TO HAVE MY SHARES APPRAISED?

•	You will not have appraisal rights in connection with the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares pursuant to the Offer and who comply with the applicable legal requirements will have appraisal rights under the DGCL. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under the DGCL, you will be entitled to payment for your Shares based on a judicial determination of the fair value of such Shares. This value may be the same, more or less than the Offer Price that we are offering to pay the stockholders in the Offer and the Merger. See Section 15 — “Certain Legal Matters.”

•	The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any available appraisal rights and is qualified in its entirety by reference to Delaware law, including without limitation the DGCL.

WITH WHOM MAY I TALK IF I HAVE QUESTIONS ABOUT THE OFFER?

•	You can call Georgeson LLC, the Information Agent, toll-free at 888-605-8334. See the back cover of this Offer to Purchase.

Except as otherwise set forth in this Offer to Purchase, references to “dollars” and “$” will be to United States dollars.

To All Holders of Shares of

AMPLIFY SNACK BRANDS, INC.

INTRODUCTION

Alphabet Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of The Hershey Company, a Delaware corporation (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Amplify Snack Brands, Inc., a Delaware corporation (the “Company”), at a price of $12.00 per Share, (such price as it may be amended from time to time in accordance with the Merger Agreement, the “Offer Price”), net to the seller in cash, without any interest, but subject to and reduced by any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). This Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 17, 2017 (together with any amendments or supplements thereto, the “Merger Agreement”), among Parent, Purchaser and the Company, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation (the corporation, the “Surviving Corporation” and such merger, the “Merger”) and a wholly owned subsidiary of Parent. Capitalized terms used, but not defined, herein will have the respective meanings given to them in the Merger Agreement. Parent has agreed pursuant to the Merger Agreement to cause Purchaser to, upon the terms and subject to the conditions in this Offer to Purchase and the accompanying Letter of Transmittal, accept and pay for Shares validly tendered and not withdrawn in the Offer.

If your Shares are registered in your name and you tender directly to the Depositary (as defined below) you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by us. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you should check with your broker or bank as to whether they charge any service fees. However, if you do not complete and sign the Internal Revenue Service (“IRS”) Form W-9 that is provided with the Letter of Transmittal, or an IRS Form W-8BEN or other IRS Form W-8, as applicable, you may be subject to a required backup withholding of 28% of the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability. See Section 3 — “Procedures for Tendering Shares” and Section 5 — “U.S. Federal Income Tax Consequences of the Offer and the Merger.” We will pay all charges and expenses of American Stock Transfer & Trust Co., LLC, the depositary for the Offer (the “Depositary”) and Georgeson LLC, the information agent for the Offer (the “Information Agent”).

The Offer is not subject to any financing condition. The Offer is, however, subject to the satisfaction of the Minimum Condition, the HSR Condition and the other conditions described in Section 13 — “Conditions to the Offer.”

The Offer will expire at 12:00 midnight, New York City time, at the end of Tuesday, January 30, 2018, unless the Offer is extended or earlier terminated. See Section 1 — “Terms of the Offer,” Section 13 — “Conditions to the Offer” and Section 15 — “Certain Legal Matters.”

After careful consideration, the Company’s board of directors (the “Company Board”) unanimously (a) approved and declared advisable the Merger Agreement and transactions contemplated thereby, including, without limitation, the Offer and the Merger, (b) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of the Company and its stockholders, (c) agreed that the Merger Agreement will be effected under Section 251(h) of the DGCL, and (d) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and recommending that holders of Shares accept the Offer and tender their Shares into the Offer is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which will be filed with the SEC in connection with the Offer and will be mailed to the Company’s stockholders with this Offer to Purchase and the Letter of Transmittal.

The Offer is being made in connection with the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be effected. At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than any (i) Shares held in the treasury of the Company, (ii) Shares that at the commencement of the Offer were owned by Parent or Purchaser, or any direct or indirect wholly owned subsidiaries of Parent or Purchaser, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares held by the Company’s stockholders who properly demand and perfect appraisal rights under Delaware law) will be canceled and will be converted automatically into the right to receive consideration equal to the Offer Price payable, without interest but subject to and reduced by any required withholding taxes, to the holder of such Share, upon surrender of the certificate that formerly evidenced such Share or, with respect to uncertificated Shares, upon the receipt by the Depositary of an Agent’s Message (as defined below) relating to such Shares. The Merger Agreement is more fully described in Section 11 — “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

If the Minimum Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, the Merger will be consummated in accordance with Section 251(h) of the DGCL. A vote of holders of Shares to adopt the Merger Agreement is not required in the event the Merger is consummated pursuant to Section 251(h) of the DGCL, which provides that, if a corporation owns more than 50% of the outstanding shares of each class and series of stock of a subsidiary corporation following the consummation of a tender offer, and subject to certain other conditions and limitations, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the stockholders of such other corporation. Therefore, if Purchaser owns more than 50% of the outstanding Shares, under applicable law, Purchaser and Parent will be able to complete the Merger without any vote on the adoption of the Merger Agreement by the holders of Shares.

Stockholders who have not tendered their Shares and continue to own their Shares at the time of the Merger and fulfill certain other requirements of the DGCL will have appraisal rights in connection with the Merger. See Section 15—“Certain Legal Matters.”

The Minimum Condition will be satisfied once the number of Shares that Parent and its controlled Affiliates beneficially own (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represents one more than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, plus (y) the aggregate number of Shares then issuable to optionholders from which the Company has received notices of exercise prior to the expiration of the Offer (and as to which such Shares have not yet been issued to such exercising optionholders). Certain stockholders of the Company, who together hold approximately 57% of the outstanding Shares (including Shares subject to equity awards granted to directors and executive officers), have agreed to validly tender all of their Shares in the Offer pursuant to Support Agreements. Parent and Purchaser expect that, without the Shares subject to equity awards granted to directors and executive officers, tenders of the committed Shares would satisfy the Minimum Condition. See Section 11 — “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

United States federal income tax consequences of the sale of the Shares pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger are described in Section 5 — “U.S. Federal Income Tax Consequences of the Offer and the Merger.”

If, between the date of the Merger Agreement and the date on which any particular Share is accepted for payment pursuant to the Offer, there occurs a stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares, the Offer Price will be appropriately and proportionately adjusted to provide to the holders of Shares the same economic effect as contemplated by the Merger Agreement prior to such action.

This Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

The Company has provided Parent with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment, purchase and pay for all Shares validly tendered prior to the expiration time of the Offer, and not properly withdrawn in accordance with the procedures set forth in Section 4 — “Withdrawal Rights.”

The Offer is conditioned upon the satisfaction of the Minimum Condition, the HSR Condition and the other conditions described in Section 13 — “Conditions to the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in Section 11 — “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements — Summary of the Merger Agreement — Termination of the Merger Agreement” occur.

To the extent permitted by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other applicable law, including the HSR Act, we expressly reserve the right to waive any condition and to make any other changes to the terms and conditions of the Offer. However, pursuant to the Merger Agreement, we have agreed that we will not, without the prior written consent of the Company:

(1)	amend, modify or waive the Minimum Condition,

(2)	decrease the number of Shares sought to be purchased in the Offer,

(3)	reduce the Offer Price, except to the extent required to adjust appropriately and proportionally the Offer Price to reflect any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares,

(4)	increase the Offer Price, except in response to a change in recommendation or a superior proposal notice,

(5)	extend the expiration time of the Offer, except as provided in the Merger Agreement,

(6)	change the form of the consideration payable in the Offer,

(7)	impose any condition to the Offer in addition to the conditions set forth in Section 13 — “Conditions to the Offer”,

(8)	amend, modify or supplement any of the terms of the Offer in any manner adversely affecting, or that could reasonably be expected to have an adverse effect on, any of the holders of Shares, or

(9)	take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL.

We may provide additional cash consideration in addition to the Offer Price with the consent of the Company. If, on or before the expiration time of the Offer, we provide additional cash consideration in addition to the Offer Price being paid for Shares accepted for payment in the Offer, this increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, as applicable, whether or not their Shares were tendered before the announcement of the increase in consideration.

We will extend the Offer for any period required by the SEC or the staff thereof. We will also, if at any then-scheduled expiration time of the Offer any condition to the Offer has not been satisfied or waived (to the extent permitted under applicable laws), extend the period of time during which the Offer remains open on one or more occasions in increments of no more than ten business days until the earlier of the (i) termination of the Merger Agreement in accordance with its terms and (ii) the End Date. In the event the Merger Agreement is terminated prior to the then-scheduled expiration time of the Offer, Purchaser has agreed, and Parent has agreed to cause Purchaser, to promptly (and in any event within 24 hours of such termination), irrevocably and unconditionally terminate the Offer. See Section 11 — “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

There can be no assurance that we will be required or permitted under the Merger Agreement to extend the Offer. During any extension of the initial offering period pursuant to the paragraphs above, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4 — “Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten business days following such change to allow for adequate disclosure to stockholders.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment any Shares if, at the expiration time of the Offer, any of the conditions to the Offer set forth in Section 13 — “Conditions to the Offer” have not been satisfied. Under certain circumstances, Parent and Purchaser may terminate the Merger Agreement and the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 15 — “Certain Legal Matters.” See Section 13 — “Conditions to the Offer” and Section 15 — “Certain Legal Matters,” without prejudice to our rights set forth in Section 13 — “Conditions to the Offer.” Our reservation of the right to delay the acceptance of, or payment for, Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires that we pay the consideration offered or return Shares deposited by or on behalf of tendering stockholders promptly after the termination of the Offer.

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time of the Offer in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting our obligation under such rules or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release and making any appropriate filing with the SEC.

The Company has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), promptly after the expiration time of the Offer, we will accept for payment, purchase and pay for, all Shares validly tendered, and not properly withdrawn, prior to the expiration time of the Offer. In addition, subject to the terms and conditions of the Merger Agreement and the applicable rules of the SEC, we reserve the right to delay acceptance for payment of, or payment for, Shares, pending receipt of any regulatory or governmental approvals specified in Section 15 — “Certain Legal Matters.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 — “Procedures for Tendering Shares” — below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. See Section 3 — “Procedures for Tendering Shares.”

For purposes of the Offer, we will be deemed to have accepted for payment and thereby purchased Shares validly tendered, and not properly withdrawn, prior to the expiration time of the Offer if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for these unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” these Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

3.	Procedures for Tendering Shares

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration time of the Offer and either (x) certificates representing Shares tendered must be delivered to the Depositary or (y) these Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the expiration time of the Offer, or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary will take steps to establish and maintain an account with respect to the Shares at DTC for purposes of the Offer. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer the Shares into the Depositary’s account in accordance with DTC’s procedures for the transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the expiration time of the Offer, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including any of the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program or an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the section entitled “Special Payment Instructions” or the section entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available and cannot be delivered to the Depositary prior to the expiration time of the Offer, or who cannot complete the procedure for book-entry transfer prior to the expiration time of the Offer, or who cannot deliver all required documents to the Depositary prior to the expiration time of the Offer, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the expiration time of the Offer; and

•

the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within two trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the NYSE is open for business.

The Notice of Guaranteed Delivery may be delivered to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF THIS DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Other Requirements. Notwithstanding any provision of the Merger Agreement, we will pay for Shares validly tendered pursuant to the Offer, and not properly withdrawn, prior to the expiration time of the Offer only after timely receipt by the Depositary of  (a) certificates for (or a timely Book-Entry Confirmation with respect to) these Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will we pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment.

Binding Agreement. Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions to the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints our designees as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of the Company or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares we must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our sole and absolute discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

Backup Withholding. In order to avoid “backup withholding” at the applicable rate on payments of cash pursuant to the Offer, a stockholder that is a “U.S. person” (as defined in the instructions to the IRS Form W-9 provided with the Letter of Transmittal) surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on an IRS Form W-9, certify under penalties of perjury that such TIN is correct and provide certain other certifications. If a stockholder does not provide such stockholder’s correct TIN or fails to provide the required certifications, the IRS may impose a penalty on such stockholder, and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding at the applicable rate. All stockholders that are U.S. persons surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to us and the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Foreign stockholders should complete and sign an appropriate IRS Form W-8 (instead of an IRS Form W-9) in order to avoid backup withholding. The various IRS Forms W-8 may be obtained from the Depositary or at www.irs.gov. See Instruction 9 to the Letter of Transmittal.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a stockholder’s U.S. federal income tax liability provided that such stockholder furnishes the required information to the IRS in a timely manner.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. However, a stockholder may withdraw Shares tendered pursuant to the Offer at any time prior to the expiration time of the Offer as explained below. Further, if Purchaser has not accepted Shares for payment by March 3, 2018, they may be withdrawn at any time prior to our acceptance for payment after that date.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3 — “Procedures for Tendering Shares” at any time prior to the expiration time of the Offer.

If we extend the Offer, delay our acceptance for payment of Shares, or we are unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to our rights under the Offer, the Depositary may nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 prior to the expiration time of the Offer or as otherwise required by Rule 14e-1(c) under the Exchange Act.

5.	U.S. Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of U.S. federal income tax consequences of the Offer and the Merger to stockholders whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. Any such changes could affect the accuracy of the statements and conclusions set forth in this discussion. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer or the Merger or that any such contrary position would not be sustained by a court.

This summary is limited to stockholders who hold Shares as capital assets within the meaning of the Code (generally, property held for investment purposes). In addition, this summary does not address tax considerations that may be applicable to a stockholder’s particular circumstances or to stockholders that may be subject to special tax rules (e.g., small business investment companies, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or grantor trusts, retirement plans, broker-dealers, S corporations, partnerships and other pass-through entities, trusts, stockholders liable for the alternative minimum tax, traders who elect to apply a mark-to-market method of accounting, U.S. expatriates and tax-exempt organizations), persons that own or have owned more than 5% of any class of shares by vote or by value (whether actually or constructively), U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, dissenting stockholders who exercise appraisal rights with respect to their Shares, stockholders who acquired Shares in connection with stock options, stock purchase or restricted stock plans or in other compensatory transactions, or stockholders that acquired or hold Shares as part of a straddle, hedge, conversion, constructive sale or other integrated security transaction for U.S. federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those discussed below. This summary does not address holders of restricted stock, holders of options to purchase the Company’s Shares or holders of restricted stock awards. In addition, this summary does not address any U.S. federal estate or gift tax consequences, the Medicare tax on net investment income or any state, local or foreign tax consequences, of the Offer and the Merger.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of Shares who or that, for U.S. federal income tax purposes, is (i) an individual citizen or resident of the United States; (ii) a corporation or an entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, or of any state or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, (A) the administration of which is subject to the primary supervision of a United States court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes under the applicable U.S. Treasury Regulations.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of Shares who or that is neither a U.S. Holder nor a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes).

If a partnership, or any other entity or arrangement treated as a partnership for United States federal income tax purposes, holds Shares, the tax treatment of a person treated as a partner in such partnership will generally depend upon the status of the partnership’s activities. Accordingly, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes that hold Shares, and persons treated as partners in such entities are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

This discussion is for general information only and should not be construed as tax advice. It is a summary and does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the Offer and the Merger. We urge you to consult your own tax advisor with respect to the particular U.S. federal, state, and local, or foreign tax consequences of the Offer and the Merger to you.

U.S. Holders

Effect of the Offer and the Merger

The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who receives cash in exchange for Shares in connection with the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and such U.S. Holder’s adjusted tax basis in the Shares surrendered. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted into the right to receive cash in the Merger. Any such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year. Long-term capital gain recognized by individuals and other non-corporate U.S. Holders is generally subject to U.S. federal income tax at preferential rates. The deductibility of capital losses are subject to certain limitations.

Non-U.S. Holders

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on gain from the receipt of cash in exchange for Shares in the Offer or the Merger unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to the Non-U.S. Holder’s permanent establishment in the United States), in which event (i) the Non-U.S. Holder will be subject to U.S. federal income tax in the same manner as if it were a U.S. Holder (but such Non-U.S. Holder should provide an IRS Form W-8ECI instead of an IRS Form W-9) and (ii) if the Non-U.S. Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty);

•	the Non-U.S. Holder is an individual present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, in which event the Non-U.S. Holder will be subject to tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares, net of certain losses; or

•

the Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of the consummation of the Offer or the Merger, as applicable, and (ii) the Non-U.S. Holder’s holding period in the Shares, and the Non-U.S. Holder owned (directly, indirectly or constructively) more than 5% of our Shares at any time during the applicable period. Although there can be no assurances in this regard, the Company does not believe that it is, was or will become a United States real property holding corporation for U.S. federal income tax purposes at any time during the five-year period preceding the Offer or the Merger, as applicable.

Information Reporting and Backup Withholding

Stockholders exchanging Shares pursuant to the Offer or the Merger may be subject to information reporting and backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Tendering Shares.” Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a stockholder’s U.S. federal income tax liability provided that such stockholder furnishes the required information to the IRS in a timely manner.

6.	Price Range of Shares; Dividends

According to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, the Shares are traded on the NYSE under the symbol “BETR.” The following table sets forth, for the periods indicated, the high and low closing prices per Share on the NYSE as reported in published financial sources and the Company’s prior filings with the SEC.

	High	Low
Fiscal Year Ended December 31, 2016:
Quarter ended March 31, 2016	$14.69	$9.15
Quarter ended June 30, 2016	$15.98	$11.89
Quarter ended September 30, 2016	$17.53	$13.35
Quarter ended December 31, 2016	$16.20	$8.76

Fiscal Year Ended December 31, 2017:
Quarter ended March 31, 2017	$11.35	$7.99
Quarter ended June 30, 2017	$9.70	$8.23
Quarter ended September 30, 2017	$10.92	$6.11
Quarter ended December 31, 2017	$4.78	$12.15

On December 29, 2017, the last full trading day prior to the commencement of the Offer, the last reported closing price on the NYSE during normal trading hours was $12.01 per Share. On December 15, 2017, the last full trading day prior to the public announcement of the Merger Agreement, the last reported closing price on the NYSE during normal trading hours was $7.00 per Share. The Offer Price represents an approximately 71% premium to the trading price at which the Shares closed on December 15, 2017, the last trading day before the announcement of the Offer.

Since May 2015, the Company has not paid dividends on its capital stock. In the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, the Company indicated that any future determination to declare cash dividends will depend on a number of factors, including the Company’s financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that the Company Board may deem relevant. Additionally, under the terms of the Merger Agreement, neither the Company nor its subsidiaries are permitted to declare or pay any dividends on or make other distributions in respect of any of its capital stock other than cash dividends paid by a direct or indirect wholly owned subsidiary of the Company to its parent or distributions resulting from the vesting or exercise of options or compensatory awards. See Section 14 — “Dividends and Distributions.” Stockholders are urged to obtain a current market quotation for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations

Effect of Merger. Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, and the Company will be the surviving corporation. At the effective time of the Merger, the Amended and Restated Certificate of Incorporation of the Company will be amended and restated in its entirety in the form attached to the Merger Agreement, and, as so amended and restated, will be the certificate of incorporation of the surviving corporation until further amended. Also at the effective time of the Merger, the Amended and Restated Bylaws of the Company will be amended and restated in their entirety in the form attached to the Merger Agreement, and, as so amended and restated, will be the bylaws of the surviving corporation until further amended. At the effective time of the Merger, the directors of Purchaser will become the directors of the surviving corporation and the officers of the Company will become the officers of the surviving corporation, each until their respective successors are duly elected or appointed.

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be the same, greater or less than the Offer Price.

NYSE Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on the NYSE, the market for the Shares could be adversely affected. According to the NYSE’s published guidelines, the Shares would not meet the criteria for continued listing on the NYSE if, among other things, (i) there were fewer than 400 stockholders, (ii) there were fewer than 1,200 stockholders and the average monthly trading volume was less than 100,000 Shares over the most recent 12 months, (iii) the number of publicly held Shares (excluding Shares held by officers, directors, their immediate families and other concentrated holdings of 10% or more) were less than 600,000, or (iv) the aggregate market value of the publicly held Shares was less than $50 million over a consecutive 30 trading-day period and, at the same time, stockholders’ equity was less than $50 million. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the standards for continued listing on the NYSE and the listing of Shares is discontinued, the market for the Shares could be adversely affected. According to the Company, as of December 15, 2017, there were approximately 76,739,908 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for the NYSE or are delisted from the NYSE altogether, the market for Shares will be adversely affected.

If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be the same, greater or less than the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier, as discussed above.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange

Act. Registration of the Shares may be terminated by the Company upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares. We intend to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to the Company. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933 may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Board of Governors of the Federal Reserve System (the “Federal Reserve Board’s”) list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8.	Certain Information Concerning the Company

The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and is qualified in its entirety by reference to such report.

The Company is a snack food company focused on developing and marketing products that appeal to consumers’ preference for snacks. The Company’s brands compete primarily in the salty snack segment, which includes products such as potato chips, tortilla chips, popcorn, cheese snacks and pretzels.

The Company’s products are comprised of its cornerstone brand, SkinnyPop, in addition to Tyrrells, Paqui, Oatmega, Thomas Chipman, the Wholesome Food Company and Lisa’s Chips. The SkinnyPop and Tyrrells brands have established themselves in the North America region and Europe region, respectively, whereas Paqui, Oatmega, Thomas Chipman, The Wholesome Food Company and Lisa’s Chips are still emerging.

The SkinnyPop brand launched in 2010 and is one of the leading brands in the growing ready-to-eat popcorn category. In 2016 the Company expanded the SkinnyPop brand beyond its core ready-to-eat product offerings and now offer microwaveable popcorn and SkinnyPop popcorn cakes. Currently the SkinnyPop product offerings are sold primarily in the United States and Canada.

In September 2016, the Company acquired Crisps Topco Limited and its international portfolio of premium BFY snack brands (“Tyrrells”), based in Herefordshire, England. Tyrrells is an international snack food business that manufactures and markets products in the United Kingdom, Europe, Australia and other international markets. The Tyrrells brand has a presence in snack food categories including, kettle cooked potato chips or crisps, vegetable crisps, premium popcorn and tortilla chips. With the acquisition of Tyrrells Group, the Company acquired the Thomas Chipman and Wholesome Food Company brands, which are manufactured in Australia, and Lisa’s Chips, manufactured in Germany.

In April 2016, the Company acquired Boundless Nutrition, which manufactures and distributes Oatmega protein snack bars and a line of cookie products, formally branded as the Perfect Cookie. The Oatmega protein bar is currently sold in the United States.

The Paqui brand was created in 2007 and acquired by the Company in 2015. Paqui produces tortilla chips that are non-GMO, gluten-free, trans fats-free, cholesterol-free and contain no artificial preservatives or flavors. In early 2016, the Company officially launched the Paqui brand nationally across the United States and Canada, which are currently the only two markets in which the product is sold.

The Company was incorporated in Delaware, its corporate headquarters is located at 500 West 5th Street, Suite 900, Austin, Texas 78701, and its main telephone number is (512) 600-9893.

Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters is required to be disclosed in proxy statements and periodic reports distributed to the Company’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as the Company, who file electronically with the SEC. The address of that site is http://www.sec.gov. The Company also maintains an Internet website at. www.amplifysnackbrands.com. The information contained in, accessible from or connected to the Company’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Company’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Certain Projections. The Company provided Parent with selected unaudited projected financial information concerning the Company. Such information is described in the Company’s Schedule 14D-9, which is being filed with the SEC on the date of this Offer to Purchase and is being mailed to the Company’s stockholders on or about the date of this Offer to Purchase. The Company’s stockholders are urged to, and should, carefully read the Schedule 14D-9.

Sources of Information. Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC and other public sources.

9.	Certain Information Concerning the Filing Persons

Parent is a public company incorporated under the laws of Delaware. Its principal office is located at 100 Crystal A Drive, Hershey, Pennsylvania 17033, and the telephone number is (717) 534-4200. Parent is the largest producer of quality chocolate in North America and a global leader in chocolate and non-chocolate confectionery. Parent markets, sells and distributes its products under more than 80 brand names in approximately 70 countries worldwide.

Purchaser is a Delaware corporation and a wholly owned subsidiary of Parent. Purchaser was organized by Parent to acquire the Company and has not conducted any other activities since its organization. All outstanding shares of capital stock of Purchaser are owned by Parent. The principal office of Purchaser is located at the same address as Parent’s principal office listed above, and Purchaser’s telephone number at that address is the same telephone number as Parent’s telephone number listed above.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Purchaser and Parent and certain other information are listed in Schedule A to this Offer to Purchase. During the last five years, none of the Filing Persons or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule A to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described in this Offer to Purchase, none of the Filing Persons or, to the knowledge of Purchaser and Parent, any of the persons listed in Schedule A to this Offer to Purchase, or any associate or majority-owned subsidiary of any Filing Person or any of the persons listed in Schedule A to this Offer to Purchase, beneficially owns any equity security of the Company, and none of the Filing Persons or, to the knowledge of Purchaser and Parent, any of the other persons or entities referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

Except as described in the Tender Offer Statement on Schedule TO filed by Parent with the SEC pursuant to Rule 14d-3 under the Exchange Act (the “Schedule TO”), of which this Offer to Purchase forms a part, (i) there have not been any contacts, transactions or negotiations between any of the Filing Persons, any of their respective subsidiaries or, to the knowledge of Purchaser and Parent, any of the persons listed in Schedule A to this Offer to Purchase, on the one hand, and the Company or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the SEC and (ii) none of the Filing Persons or, to the knowledge of Purchaser and Parent, any of the persons listed on Schedule A to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company.

10.	Background of the Offer; Contacts with the Company

Background of the Offer and the Merger; Past Contacts or Negotiations between Parent and the Company

The information set forth below regarding the Company was provided by the Company, and none of Parent, Purchaser or any of their respective affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent, Purchaser or their respective affiliates or representatives did not participate. The following contains a description of material contacts between representatives of Parent and representatives of the Company that resulted in the execution of the Merger Agreement. For a review of the Company’s activities relating to these material contacts, please refer to the Company’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

The following chronology does not purport to catalogue every conversation among the members of the Company Board or of the Parent Board, members of Company management or members of Parent management or the Company’s representatives or Parent’s representatives and other parties.

The board of directors of Parent and Parent’s executive management regularly evaluate various strategies to improve Parent’s competitive position and enhance value for Parent’s stockholders, including opportunities for acquisitions of other companies or their assets. Parent also meets with potential partners and acquisition targets as applicable to understand these companies’ businesses and evaluate potential opportunities.

In January 2017, representatives of the Company contacted representatives of Parent to inquire if Parent might have an interest in pursuing a strategic transaction or acquisition transaction involving the Company.

On January 23, 2017, Parent entered into a confidentiality agreement with the Company, which agreement included customary non-disclosure and standstill provisions that allowed Parent to make confidential proposals to the Company at any time.

On February 8, 2017, Parent attended a high-level management presentation conducted by members of Company management and attended by representatives of Jefferies LLC (“Jefferies”), the Company’s financial advisor. Following this management presentation, Parent and its advisors participated in follow-up due diligence sessions with members of the Company’s management. Representatives of Jefferies also attended these sessions.

On February 16, 2017, an initial bid instruction letter was distributed on behalf of the Company to Parent. The letter indicated a deadline for submitting a preliminary non-binding indication of interest by March 6, 2017.

On February 27, 2017, representatives of Parent informed representatives of Jefferies that Parent was no longer interested in exploring a potential strategic transaction with the Company at that time as Parent was still evaluating industry and market dynamics in the Company’s sector.

On September 7, 2017, members of an ad-hoc committee of the board of directors of Parent (the “Ad-Hoc Committee”) held a meeting to discuss a potential strategic transaction with the Company. At the meeting, the Ad-Hoc Committee approved the submission to Jefferies, as financial advisor to the Company, of a non-binding indication of interest from Parent, addressed to the Company.

On September 12, 2017, representatives of Parent contacted representatives of Jefferies and indicated that Parent intended to provide Jefferies with a written preliminary non-binding indication of interest from Parent addressed to the Company regarding a proposed strategic transaction. This unsolicited indication of interest, which provided for an all-cash acquisition of the Company at a price of $9.00 per share and was subject to satisfactory completion of due diligence, among other customary conditions, was forwarded by representatives of Jefferies to the Company upon receipt. The closing price for the Company’s common stock on that day was $7.04 per share.

On September 19, 2017, on behalf of the Company, representatives of Jefferies informed representatives of Parent that the Company Board had determined that the Company was not for sale and that Parent’s September 12 proposal was not sufficient to proceed with further discussions concerning a potential acquisition of the Company.

On October 5, 2017, the Ad-Hoc Committee held a meeting with the Finance and Risk Management Committee of Parent’s board of directors (the “Parent Board”) to discuss a potential strategic transaction with the Company.

On October 6, 2017, Parent presented a revised written non-binding proposal that was subject to satisfactory completion of due diligence, among other customary conditions. The proposal provided for an all-cash acquisition of the Company at a price of $10.00 per share. The closing price for the Company’s common stock on that day was $7.23 per share.

On October 20, 2017, Parent’s President and Chief Executive Officer, Michele Buck, contacted Company’s President and Chief Executive Officer, Thomas C. Ennis, and expressed Parent’s continued interest in discussing an acquisition of the Company.

On November 1, 2017, Parent attended a high-level management presentation conducted by members of Company management. Following this management presentation, members of Company management participated in follow-up due diligence discussions with Parent and its advisors. Representatives of Jefferies, JPM and MS also attended this management presentation and due diligence discussions.

On November 7, 2017, the Company announced its financial results for the third quarter. The Company also reported revenue, EBITDA and EPS estimates that were below its previously disclosed guidance and reduced its full year guidance for 2017 on all such metrics. On November 8, 2017, the Company’s common stock price closed at $5.08 per share.

On November 10, 2017, an initial bid instruction letter was distributed on behalf of the Company to Parent. The letter indicated a deadline for submitting preliminary non-binding indications of interest by November 21, 2017.

On November 15, 2017, Parent presented a revised written non-binding proposal that was subject to satisfactory completion of due diligence, among other customary conditions. The proposal provided for an all-cash acquisition of the Company at the same price of $10.00 per share as set forth in Parent’s October 6 proposal. Parent’s November 15 proposal also provided that it would expire at 12:00 p.m. on November 20, 2017. The proposal stated that Parent would require four weeks of exclusivity to complete confirmatory due diligence and negotiate and execute definitive transaction documentation to announce a transaction by December 15, 2017. The proposal was also conditioned upon obtaining an agreement from TA Associates Management L.P. and certain of its affiliates (collectively, “TA Associates”) at the time of signing to support the transaction. The closing price for the Company’s common stock on that day was $5.13 per share.

On November 20, 2017, Mr. Ennis spoke with Ms. Buck, and generally discussed the status of discussions between the parties and their respective representatives. During the call, Mr. Ennis indicated that the Company Board was not willing to accept Parent’s request for an exclusivity period based on Parent’s November 15 proposal.

On November 22, 2017, a bid process letter was sent to Parent, which, at the direction of the Company Board, set a second round bid deadline of December 12, 2017 and requested a marked draft of the Company’s proposed form of merger agreement by December 8, 2017.

On November 25, 2017, Parent was provided access to an online data room containing nonpublic information regarding the Company.

On November 27, 2017, Parent was provided a draft merger agreement on behalf of the Company. The draft merger agreement contemplated, among other things, an all-cash tender offer structure and a Company termination fee equal to 2% of the aggregate equity value of the transaction if the merger agreement was terminated under certain circumstances.

On November 28, 2017, the Ad-Hoc Committee held a meeting with the Finance and Risk Management Committee of the Parent Board to discuss a potential strategic transaction with the Company.

On December 5, 2017, the Parent Board met to discuss a potential strategic transaction with the Company. At the meeting, after discussion, the Parent Board approved the submission to the Company of a written proposal at the same price of $10.00 per share as set forth in Parent’s November 15 proposal.

On December 11, 2017, Parent’s outside legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), provided Parent’s initial comments on the draft merger agreement and a proposed draft of a support agreement to the Company’s outside legal counsel, Goodwin Procter LLP (“Goodwin”). From December 13 through December 17, 2017, representatives of Goodwin and Skadden exchanged drafts and participated in discussions regarding the terms of the Merger Agreement and related agreements. The key issues negotiated in the draft Merger Agreement and related agreements included the scope of the representations and warranties, the rights of the parties to terminate the transaction and related remedies, the terms under which the Company would be permitted to respond to unsolicited proposals, and the amount of and conditions to payment by the Company of a termination fee.

On December 12, 2017, Parent presented a written confirmation of its proposal at the same price of $10.00 per share as set forth in Parent’s November 15 proposal. Parent’s December 12 proposal was subject to completion of certain confirmatory due diligence and indicated that Parent would expect to announce a transaction on December 20, 2017.

On December 13, 2017, Mr. Ennis spoke with Ms. Buck, and generally discussed the status of discussions between the parties and their respective representatives.

Also on December 13, 2017, a research analyst report speculated that the Company was an attractive takeover candidate. The closing price for the Company’s common stock that day was $6.96 per share.

In the evening of December 14, 2017, Goodwin provided a revised draft of the merger agreement to Skadden.

On December 15, 2017, Skadden and Goodwin had a call on which Skadden and Goodwin agreed to several changes to the merger agreement.

Later on December 15, 2017, Skadden provided a revised draft of the merger agreement to Goodwin reflecting the changes agreed to on the call and certain additional limited changes.

In the evening of December 16, 2017, on behalf of the Company, representatives of Jefferies contacted Parent’s financial advisors, J.P. Morgan Securities LLC (“JPM”) and Morgan Stanley & Co. LLC (“MS”), and indicated that the Company Board was meeting the following morning to consider accepting a proposal from another party that contained a higher price and more favorable merger agreement terms than Parent’s current proposal, and that Parent would need to provide its best and final offer with a materially higher purchase price and substantially accept the terms proposed by the Company in its last draft of the Merger Agreement in order for the Company Board to proceed with Parent.

Later in the evening of December 16, 2017, the Parent Board met to discuss the submission of a best and final offer with a materially higher purchase price and to substantially accept the terms proposed by the Company in its last draft of the Merger Agreement. After deliberation, the Parent Board approved the submission of a revised proposal with a price of $12.00 per share and substantial acceptance of the terms proposed by the Company in its last draft of the Merger Agreement.

Later on December 16, 2017, JPM and MS informed representatives of Jefferies that Parent would submit a revised proposal prior to the Company Board’s meeting on the following morning.

Also later on December 16, 2017, Mr. Ennis spoke with Ms. Buck and generally discussed the status of discussions between the parties and their respective representatives. In this conversation, Ms. Buck confirmed that Parent would present a revised proposal early the next morning.

Subsequently on December 16, 2017, at the direction of the Parent Board and members of Parent management, Skadden called Goodwin to understand the nature of the terms being sought by the Company and on such call indicated to Goodwin that Parent intended to provide an updated draft of the Merger Agreement to Goodwin soon after the call.

Additionally on December 16, 2017, Skadden provided a final version of the Merger Agreement to Goodwin that substantially accepted the terms proposed by the Company in the prior draft.

Early in the morning of December 17, 2017, Parent submitted a revised written proposal for an all-cash acquisition of the Company at a price of $12.00 per share. The proposal indicated that Parent was prepared to enter into the transaction immediately after the Company Board’s meeting that morning.

Later on December 17, 2017, following the Company Board meeting, during which the Company Board unanimously: (i) determined and declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby were advisable and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby in accordance with the DGCL, and determined and declared that, without limitation, the Merger Agreement and the Merger be governed by and effected under Section 251(h) of the DGCL and the Merger be consummated as soon as practicable following consummation of the Offer, (iii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their shares of Common Stock into the Offer, the Merger Agreement was executed, and all signatories to the Support Agreements executed such agreements.

On the morning of December 18, 2017, before the stock market opened, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement.

On January 2, 2018, Purchaser commenced the Offer and filed the Schedule TO, of which this Offer to Purchase forms a part.

11.	Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements

Purpose of the Offer and Plans for the Company

The purpose of the Offer and the Merger is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger, Parent will acquire all of the stock of the Company not purchased pursuant to the Offer or otherwise subject to the terms and conditions set forth in the Merger Agreement. Stockholders of the Company who tender their Shares in the Offer will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in the Company. On the other hand, after tendering their Shares in the Offer or having their Shares cancelled in the subsequent Merger, stockholders of the Company will not bear the risk of any decrease in the value of the Company stock.

If the Minimum Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, the Merger will be consummated in accordance with Section 251(h) of the DGCL. See “Summary of the Merger Agreement — The Merger” below. At the effective time of the Merger, the Amended and Restated Certificate of Incorporation of the Company will be amended and restated in its entirety in the form attached to the Merger Agreement, and, as so amended and restated, will be the certificate of incorporation of the surviving corporation until further amended. Also at the effective time of the Merger, the Amended and Restated Bylaws of the Company will be amended and restated in their entirety in the form attached to the Merger Agreement, and, as so amended and restated, will be the bylaws of the surviving corporation until further amended. At the effective time of the Merger, the directors of Purchaser will become the directors of the surviving corporation and the officers of the Company will become the officers of the surviving corporation, each until their respective successors are duly elected or appointed. See “Summary of the Merger Agreement — The Merger” below.

Parent and Purchaser currently plan to continue investing in the Company as a standalone business based in Austin, Texas. Parent and Purchaser may conduct a review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Parent and Purchaser’s plans may change based on further analysis including changes in the Company’s business, corporate structure, charter, bylaws, capitalization, board of directors and management, although, except as disclosed in this Offer to Purchase, Parent and Purchaser have no current plans with respect to any of such matters.

Except as disclosed in this Offer to Purchase, neither Parent nor Purchaser has any present plans or proposals that would result in an extraordinary corporate transaction involving the Company or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in the Company’s capitalization, corporate structure or business. After the Merger, Parent may cause Purchaser to be transferred to one or more of its affiliates for internal structuring reasons, but no such transfer will affect Parent’s obligations under the Merger Agreement.

Summary of the Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, and which is incorporated herein by reference. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. We encourage you to carefully read the Merger Agreement in its entirety.

The Merger Agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about the Company, Parent or Purchaser. Such information can be found elsewhere in this Offer to Purchase and in the other public filings the Company makes with the SEC, which are available without charge at www.sec.gov. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of affairs of the Company without considering the entirety of public disclosure about the Company as set forth in the Company’s filings with the SEC. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in this Offer to Purchase or in other public disclosures by the Company.

The Offer

The Merger Agreement provides for the commencement of the Offer by Purchaser. Purchaser’s obligation to accept for payment and to pay for any Shares that are tendered in the Offer is subject to the satisfaction or waiver, if permitted under the Merger Agreement, of each of the conditions to the Offer that are described in Section 13 — “Conditions to the Offer” (each, an “Offer Condition”). Purchaser expressly reserves the right to, in its sole discretion, waive any Offer Condition or modify the terms of the Offer, except that, without the prior written consent of the Company, neither Parent nor Purchaser may: (i) amend, modify or waive the Minimum Condition, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) reduce the Offer Price, expect to the extent required to adjust appropriately and proportionally the Offer Price to reflect any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares, (iv) increase the Offer Price, except in response to a change in recommendation or a superior proposal notice, (v) extend the expiration time of the Offer, except as provided in the Merger Agreement,

(vi) change the form of the consideration payable in the Offer, (vii) impose any condition to the Offer in addition to the Offer Conditions, (viii) amend, modify or supplement any of the terms of the Offer in any manner adversely affecting, or that could reasonably be expected to have an adverse effect on, any of the holders of Shares, or (ix) take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL.

The Offer is initially scheduled to expire at 12:00 midnight, New York City time, at the end of January 30, 2018, 20 business days following the date of the commencement of the Offer. Purchaser must extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the NYSE or its staff that is applicable to the Offer. Purchaser will not be required to extend the Offer and the expiration date to a date later than the End Date (defined in the Merger Agreement as September 17, 2018). In addition, if, at the time as of which the Offer is scheduled to expire, the Minimum Condition has not been satisfied or any other Offer Condition has not been satisfied or waived, Purchaser must, and Parent must cause Purchaser to, extend the Offer on one or more occasions in consecutive increments of up to ten business days each (or such longer period as may be agreed to by Parent and the Company) in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or Purchaser to waive any Offer Condition, other than the Minimum Condition), provided that Purchaser will not be required to extend the Offer and the expiration date to a date later than the End Date.

The Merger Agreement further provides that, on the terms of and subject to the conditions to the Offer, Purchaser will irrevocably accept for payment all Shares tendered pursuant to the Offer (and not validly withdrawn) as promptly as practicable on the later of: (i) the earliest date as of which the Purchaser is permitted under applicable law to accept for payment the Shares tendered pursuant to the Offer (and not validly withdrawn), and (ii) the earliest date as of which each of the Offer Conditions have been satisfied or waived.

If, between the date of the Merger Agreement and the date on which any particular Share is accepted for payment pursuant to the Offer, there occurs a stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares, the Offer Price will be appropriately and proportionately adjusted to provide to the holders of Shares the same economic effect as contemplated by the Merger Agreement prior to such action.

The Merger

The Merger Agreement provides for the merger of Purchaser with and into the Company upon the terms, and subject to the conditions, of the Merger Agreement and in accordance with Section 251(h) of the DGCL. As the surviving corporation, the Company will continue to exist following the Merger as a wholly owned subsidiary of Parent.

Upon consummation of the Merger, the directors of Purchaser immediately prior to the effective time of the Merger will be the initial directors of the surviving corporation and the officers of the Company immediately prior to the effective time of the Merger will be the initial officers of the surviving corporation. At the effective time of the Merger, the Amended and Restated Certificate of Incorporation of the Company will be amended and restated in its entirety in the form attached to the Merger Agreement, and the Amended and Restated Bylaws of the Company will be amended and restated in their entirety in the form attached to the Merger Agreement, each until further amended as provided in accordance with their terms or in accordance with applicable law.

Effective Time

The Merger will be effective at the time the certificate of merger (the “Certificate of Merger”) is filed with the Secretary of State of the State of Delaware or such later time as specified in the Certificate of Merger and agreed to by the Company and Parent in writing. Parent expects to complete the Merger as soon as practicable after the first time at which Purchaser irrevocably accepts for payment any Shares tendered pursuant to the Offer (the “Acceptance Time”) and the satisfaction or waiver of all other closing conditions. Unless otherwise agreed by the parties to the Merger Agreement, the parties are required to close the Merger as soon as practicable after the Acceptance Time and no later than the second business day after the satisfaction or waiver of the conditions (other than those conditions that by their nature are to be satisfied only at the closing, but subject to the satisfaction or waiver of those conditions at such time). The conditions of the closing of the Merger are described below under the caption “Conditions to the Merger.”

Merger Consideration

Each Share issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive $12.00 in cash (“Offer Price”), without interest and less any applicable withholding taxes (the “Merger Consideration”), other than the following Shares:

•	Shares held in the treasury of the Company;

•	Shares that at the commencement of the Offer were owned by Parent or Purchaser, or any direct or indirect wholly owned subsidiaries of Parent or Purchaser;

•	Shares irrevocably accepted for purchase in the Offer; and

•	Shares held by the Company’s stockholders who properly demand and perfect appraisal rights pursuant to Sections 262 of the DCCL, as described in further detail in Section 15 “Certain Legal Matters — Appraisal Rights.”

Payment for the Shares

Parent will appoint American Stock Transfer & Trust Co., LLC to act as paying agent with respect to the Merger (the “Depositary”), and Parent will deposit, or cause to be deposited, with the Depositary cash amounts sufficient to enable the Depositary to make payments of the aggregate Merger Consideration payable to holders of then outstanding Shares.

Within two business days after the effective time of the Merger, Parent and the surviving corporation will cause the Depositary to mail each person who was, immediately prior to the effective time of the Merger, a holder of record of Shares, a Letter of Transmittal and instructions to surrender Share certificates or book entry Shares previously representing such Shares in exchange for payment. Parent will ensure that, upon surrender to the Depositary of each such Company stock certificate or book entry Share (or affidavits of loss in lieu of the Company stock certificate, as described below), together with a properly executed Letter of Transmittal, the holder of such Company stock certificate or book entry Share (or, as described below, the transferee of Shares previously represented by such Company stock certificate or book entry Share) will promptly receive in exchange the Merger Consideration for each Share formerly represented by such Company stock certificate or book entry Share. Exchange of any book entry Shares will be effected in accordance with the Depositary’s customary procedures with respect to securities represented by book entry.

Following the effective time of the Merger, there will be no further transfer of Shares.

If any Company stock certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such certificate, the Depositary will issue in exchange for such certificate the Merger Consideration to be paid in respect of the Shares formerly represented by such certificate without any interest.

In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment may be made with respect to such Shares to a transferee of such Shares if the Company stock certificate (if applicable) previously representing such Share is presented to the Depositary, accompanied by all documents reasonably required by the Depositary to evidence and effect such transfer and to evidence that any applicable stock transfer taxes relating to such transfer have been paid.

On or after the first anniversary of the effective time of the Merger, the surviving corporation may cause the Depositary to deliver to the surviving corporation any funds made available by Parent to the Depositary which have not been disbursed to holders of Company stock certificates or book entry Shares in accordance with the Merger Agreement. Thereafter such holders will be entitled to look to Parent and the surviving corporation with respect to the cash amounts payable upon surrender of their Company stock certificates or book entry Shares. Neither the Depositary nor the surviving corporation will be liable to any holder of a Company stock certificate or book entry Share for any amount properly paid to a public official pursuant to any applicable abandoned property or escheat law.

Treatment of Compensatory Awards

Each Company Compensatory Award, whether vested or unvested, that is outstanding immediately prior to the effective time of the Merger will be cancelled and extinguished at the effective time of the Merger in exchange for a cash payment equal to the product of (x) the aggregate number of Shares subject to each such Company Compensatory Award immediately prior to the effective time of the Merger and (y) the Merger Consideration, less the per-share exercise price of Stock Options and any applicable withholding taxes.

From and after the effective time of the Merger, the Company Compensatory Awards will no longer be exercisable by the former holder or otherwise represent the right to receive Shares or other equity securities, but will only entitle such holder to the cash payment described above. Any Stock Options that have an exercise price equal to or greater than the Merger Consideration will be cancelled and no payment will be made in respect of those Stock Options. The payments related to the Company Compensatory Awards will be made as soon as practicable following the effective time of the Merger, without interest and reduced by any applicable withholding taxes upon the terms and subject to the conditions set forth in the Merger Agreement and in this Offer to Purchase.

Representations and Warranties

In the Merger Agreement, the Company made representations and warranties relating to, among other things:

•	corporate matters such as organization, good standing, qualification, power and authority;

•	capitalization;

•	financial statements and filings with the SEC;

•	disclosure controls and procedures;

•	absence of undisclosed liabilities;

•	absence of certain changes since September 30, 2017;

•	intellectual property;

•	real properties;

•	material contracts;

•	compliance with laws and its possession of, and compliance with, permits;

•	absence of legal proceedings;

•	taxes;

•	employee benefit plans and arrangements;

•	labor matters;

•	environmental matters;

•	insurance coverage;

•	food compliance;

•	corporate authority and board recommendation relative to the Merger Agreement;

•	required consents and approvals, and no violations of organizational documents, contracts or applicable law as a result of the Offer or Merger;

•	inapplicability of takeover statutes on the Merger;

•	opinion of the Company’s financial advisor;

•	brokers and finders; and

•	accuracy of information set forth in the Schedule TO or in other offer documents.

In the Merger Agreement, Parent and Purchaser each made representations and warranties relating to, among other things:

•	corporate matters, such as organization, good standing, qualification, power and authority;

•	absence of legal proceedings;

•	corporate authority and board recommendation relative to the Merger Agreement;

•	required regulatory filings, consents and approvals of governmental entities;

•	ownership of Shares;

•	sufficiency of funds to consummate the Offer and the Merger;

•	accuracy of information supplied for purposes of the disclosure documents related to the Offer;

•	brokers and finders; and

•	Purchaser’s capitalization.

Many of the Company’s representations and warranties are qualified by a Company Material Adverse Effect standard. For purposes of the Merger Agreement, “Company Material Adverse Effect” is defined to mean any effect, change, event, occurrence, circumstance or development that, individually or in the aggregate, is or would reasonably be expected to become materially adverse to the business, assets, liabilities, financial condition or results of operations of the Company and each of its subsidiaries, taken as a whole, or that prevents, materially delays or impairs the Company from performing any of its obligations under the Merger Agreement or consummating the Offer, the Merger or the other transactions contemplated by the Merger Agreement prior to the End Date (defined in the Merger Agreement as September 17, 2018).

Company Material Adverse Effect will not include, subject to certain exceptions, any change, state of facts, circumstance, event or development to the extent arising out of, resulting from or attributable to the following:

•	changes in the Company’s stock price or trading volume (but not the underlying effects resulting in, or contributing to, such change);

•	any failure by the Company to meet, or changes to, published revenue, earnings or other financial projections, or any failure by the Company to meet any internal budgets, plans or forecasts of revenue, earnings or other financial projections, in and of itself (but not the underlying effects resulting in, or contributing to, such failure);

•	changes in general business, economic or political conditions in the United States or any other country or region in the world;

•	changes in conditions in the financial, credit, banking, capital or currency markets in the United States or any other country or region in the world;

•	changes in general conditions in an industry in which the Company and each of its subsidiaries operate or in any specific jurisdiction or geographical area in the United States or elsewhere in the world;

•	changes in political conditions in the United States or any other country or region in the world (including the decision by the United Kingdom to leave the European Union);

•	acts of hostilities, war, sabotage or terrorism (including any outbreak, escalation or general worsening of any such acts of hostilities, war, sabotage or terrorism) in the United States or any other country or region in the world;

•	earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural or man-made disasters or acts of God or weather conditions in the United States or any other country or region in the world, or any escalation of the foregoing;

•	except for the purposes of the Company’s representations regarding required consents and approvals, and no violations of organizational documents, contracts or applicable law as a result of the Offer or Merger, the execution or announcement of the Merger Agreement or the pendency or consummation of the transactions contemplated by the Merger Agreement, including any litigation relating thereto or the impact thereof on the relationships, contractual or otherwise, of the Company and each of its subsidiaries with employees, customers, investors, contractors, lenders, suppliers, vendors, partners or other third parties related thereto, or the identity of Parent or any of its affiliates as the acquiror of the Company or any facts or circumstances concerning Parent or any of its affiliates;

•	any action taken, or failure to take action, in each case to which Parent has in writing expressly approved, consented to or requested, or the taking of any action expressly required by the Merger Agreement;

•	changes in law, regulation or other legal or regulatory conditions (or the enforcement or interpretation thereof);

•	changes or proposed changes in GAAP or other accounting standards (or the enforcement or interpretation thereof);

•	the availability or cost of equity, debt or other financing to Parent, the Purchaser or the surviving corporation; or

•	any legal proceedings related to the transactions under the Merger Agreement or any demand or legal proceeding for appraisal of the fair value of any Shares.

Any effects referred to in any of the third, fourth, fifth, sixth, seventh, eighth, eleventh and twelfth bullets listed above may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent that the Company is disproportionally affected relative to other similarly situated companies in the industry in which the Company operates, in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been a Company Material Adverse Effect.

Conduct of Business Prior to Closing

The Company has agreed in the Merger Agreement that during the period from the date of the Merger Agreement through the earlier of the Acceptance Time or the date of termination of the Merger Agreement, except (i) to the extent Parent will otherwise consent in writing (which consent will not be unreasonably withheld, conditioned or delayed), (ii) as set forth in the disclosure schedule that the Company delivered to

Parent in connection with the execution of the Merger Agreement, (iii) as contemplated or permitted by the Merger Agreement, (iv) as may be necessary or appropriate to carry out the transactions contemplated by the Merger Agreement, or (v) as may be required by law, the Company will not and will not permit its subsidiaries to do any of the following, subject to certain specified ordinary course exceptions:

•	amend its certificate of incorporation, bylaws or other comparable charter or organizational documents;

•	declare, set aside or pay any dividends on, or make other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of the Company, or any of its subsidiaries, other than dividends or distributions by a wholly owned subsidiary of the Company to its parent and distributions resulting from the vesting or exercise of any Company common stock options or restricted stock awards;

•	split, combine or reclassify any capital stock of the Company or any of its subsidiaries;

•	issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock of the Company or any of its subsidiaries, except for (A) issuances upon the exercise of Stock Options or the settlement of Restricted Stock Units, (B) grants or awards of Company securities required to be made pursuant to the terms of Company benefit plans, and (C) the grant or issuance of Company Compensatory Awards to new hires, up to an aggregate of $500,000;

•	purchase, redeem or otherwise acquire any Company securities;

•	enter into any amendment or other modification to the terms of any indebtedness, or incur any indebtedness;

•	issue, deliver, sell, grant, pledge transfer, subject to any lien or dispose of any Company securities;

•	amend any term of any security of the Company;

•	adopt a plan or agreement of, or resolutions authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization;

•	increase the salary, wages, benefits, bonuses or other compensation payable or to become payable to the Company’s current or former employees, officers, directors or consultants;

•	grant any bonus, severance, change in control, retention or similar payments or benefits to any of the Company’s current or former employees, officers, directors or consultants;

•	accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any Company benefit plan;

•	enter into, terminate or amend any Company benefit plan except for certain amendments in the ordinary course of business consistent with past practice;

•	terminate the employment or services of any employee, officer, director or consultant, other than terminations for cause in the ordinary course of business consistent with past practice or terminations of such persons who have an annual base compensation rate below $150,000;

•	hire or engage any new employee, officer, director or consultant, other than hiring or engaging such persons who would have an annual base compensation rate below $150,000 to either replace an individual whose employment or engagement is terminated under certain circumstances or to fill open positions, in each case with terms and conditions, compensation and benefits that are substantially similar to those provided to similarly situated individuals who provide services to the Company;

•	modify, extend or enter into any labor agreement, collective bargaining agreement or other labor-related agreements with any labor union, labor organization, or other employee representative body;

•	recognize or certify any labor union, labor organization, works council, group of employees or other employee-representative body as the bargaining representative for any employees;

•	acquire any business, assets or capital stock of any person or division thereof, whether in whole or in part;

•	make or authorize any individual capital expenditures in excess of $250,000 in the aggregate, other than as set forth in the Company’s capital budget;

•	amend or modify in any material respect, or waive any material rights under or voluntarily terminate, any material contract;

•	enter into any contract which if entered into prior to the date of the Merger Agreement would have been a material contract;

•	amend or modify the financial advisor agreement or the TA agreements;

•	sell, lease, license, pledge, transfer, abandon, subject to any lien or otherwise dispose of any Company intellectual property assets, material assets or material properties;

•	change any of the accounting methods used by the Company materially affecting its assets, liabilities or business, except for such changes that are required by GAAP or Regulation S-X promulgated under the Exchange Act or as otherwise specifically disclosed in the documents required to be filed by the Company with the SEC since December 31, 2015;

•	incur or assume any long-term or short-term indebtedness;

•	assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person;

•	waive any non-competition, non-solicitation or other restrictive covenants applicable to the Company employees;

•	settle, release, waive or compromise any legal proceeding or other claim;

•	commence any material legal proceeding;

•	adopt or implement any stockholder rights plan or similar arrangement;

•	settle or compromise any material legal proceeding with respect to taxes;

•	surrender any right to claim a refund of any material taxes;

•	consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment;

•	consent to any closing agreement with respect to a material tax;

•	breach or exercise any termination right under that certain Tax Receivable Agreement by and among the Company, the persons identified as stockholders of the Company therein and TA Associates Management, L.P., dated as of August 4, 2015 (the “Tax Receivable Agreement”);

•	terminate, negotiate, amend or modify the terms of, or waive any rights under, the Tax Receivable Agreement; or

•	authorize, commit or agree to take any of the foregoing actions.

No Solicitation of Other Offers

Under the Merger Agreement, the Company has agreed that, except as expressly permitted by the Merger Agreement, it will not, and will cause each of its subsidiaries and the officers and directors of the Company and its subsidiaries, not to and will instruct, and use reasonable best efforts, to cause its representatives not to:

•	solicit, initiate, endorse, knowingly encourage, or facilitate, the submission or announcement of any acquisition proposal or acquisition inquiry or any proposals or inquiries that constitute, or would reasonably be expected to lead to, an acquisition proposal;

•	furnish any information regarding the Company to any person in connection with, or in response to, an acquisition proposal or acquisition inquiry;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry; or

•	approve, recommend or enter into, any letter of intent or similar document, agreement or commitment, or agreement in principle with respect to an acquisition proposal (other than any confidentiality agreement contemplated by the obligations summarized in this section under the caption “No Solicitation of Other Offers”).

Notwithstanding anything to the contrary contained in the Merger Agreement, the Company may (i) provide information requested by a person who has made an unsolicited bona fide written acquisition proposal and (ii) engage in discussions and negotiations with such person, if and only to the extent that, prior to taking any action described in (i) and (ii) above, the Company Board (or a committee thereof) has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that such acquisition proposal either constitutes a superior proposal or would reasonably be expected to lead to a superior proposal.

In addition, in order to provide information to any person making an unsolicited bona fide written acquisition proposal, such person must execute a confidentiality agreement on terms not less restrictive in the aggregate to such person than those contained in the confidentiality agreement the Company entered into with Parent on January 23, 2017, and on terms that will not prohibit the Company from complying with the terms of the Merger Agreement. If the Company provides any information to such person not previously provided to Parent, a copy of such information must be delivered prior to or concurrently with delivery to such person. The Company has agreed to promptly (and in no event later than 24 hours after receipt of such acquisition proposal or acquisition inquiry) notify Parent in writing of such acquisition proposal or acquisition inquiry (which notification will include the material terms and conditions thereof), and will thereafter keep Parent reasonably informed of any material change to the terms of the acquisition proposal or acquisition inquiry.

The Company will, and will ensure that its representatives, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with any third party relating to any acquisition proposal or acquisition inquiry, provided, however, that the foregoing will not in any way limit or modify any of the Company’s rights pursuant to the terms of the Merger Agreement. The Company also agreed that (i) to the extent it has not previously done so, it will promptly request each third party that has executed a confidentiality agreement since September 1, 2017 in connection with such person’s consideration of a transaction involving, or the acquisition of, the Company or any of its subsidiaries (or any portion thereof) to return or destroy all confidential information heretofore furnished to such person or its representatives by or on behalf of the Company or any of its subsidiaries, (ii) the Company and its subsidiaries will not release any third party from, or terminate, waive, amend or modify any provision of, or grant permission under, any confidentiality or standstill provision in any agreement to which the Company or any of its subsidiaries is a party, unless the Company Board has determined in good faith after consultation with outside legal counsel that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board, and (iii) the Company will, and will cause its subsidiaries to, enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement.

The Merger Agreement defines an “acquisition proposal” as any proposal or offer relating to (i) the acquisition of 15% or more of any class of the equity interests in the Company (by vote or by value) by any third party, (ii) any merger, consolidation, business combination, reorganization, share exchange, sale of assets, recapitalization, equity investment, joint venture, liquidation, dissolution or other transaction that would result in any third party acquiring assets (including capital stock of or interest in any subsidiary or affiliate of the Company) representing, directly or indirectly, 15% or more of the net revenues, net income or assets of the Company and each of its subsidiaries, taken as a whole, (iii) the acquisition (whether by merger, consolidation, equity investment, share exchange, joint venture or otherwise) by any third party, directly or indirectly, of any class of equity interest in any entity that holds assets representing, directly or indirectly, 15% or more of the net revenues, net income or assets of the Company and each of its subsidiaries, taken as a whole, (iv) any tender offer or exchange offer, as such terms are defined under the Exchange Act, that, if consummated, would result in any third party beneficially owning 15% or more of the outstanding Shares and any other voting securities of the Company (or instruments convertible to or exchangeable for 15% or more of such outstanding Shares or securities), (v) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction or (vi) any combination of the foregoing.

The Merger Agreement defines a “superior proposal” as a bona fide written acquisition proposal (with all of the references to 15% included in the definition of acquisition proposal increased to 75%) received after the date of the Merger Agreement that was not solicited or negotiated in breach of the obligations summarized above under the caption “No Solicitation of Other Offers,” that the Company Board (or a committee thereof) determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, and taking into consideration, among other things, all of the terms, conditions, impact and all legal, financial, regulatory and other aspects of such acquisition proposal and the Merger Agreement that the Company Board (or a committee thereof) deems relevant (in each case taking into account any revisions to the Merger Agreement made in writing by Parent prior to the time of determination pursuant to the terms of the Merger Agreement), including financing, regulatory approvals, identity of the person or group making the acquisition proposal and breakup fee provisions, would result in a transaction that (i) is more favorable to the holders of the Shares than the transactions contemplated by the Merger Agreement and (ii) is reasonably likely to be consummated in accordance with its terms.

In addition to the rights described above, the Company may terminate the Merger Agreement, pay a termination fee and enter into a definitive agreement with respect to a superior proposal under certain circumstances described below.

Ability to Change Board Recommendation/Termination in Connection with a Superior Proposal

After careful consideration, the Company Board unanimously (a) approved and declared advisable the Merger Agreement and transactions contemplated thereby, including, without limitation, the Offer and the Merger, (b) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of the Company and its stockholders, (c) agreed that the Merger Agreement will be effected under Section 251(h) of the DGCL, and (d) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Merger Agreement provides that neither the Company Board, nor any committee thereof, will:

•	withdraw, modify, amend or qualify, in a manner adverse to Parent and Purchaser, the Company Board’s recommendation;

•	approve, recommend or otherwise declare advisable any acquisition proposal;

•	fail to include the Company Board’s recommendation in the Schedule 14D-9;

•	if any acquisition proposal (other than an acquisition proposal in the circumstances described in the bullet below) has been made public, fail to reaffirm the Company Board’s recommendation within five business days of Parent’s request (but Parent may make such request only once with respect to such acquisition proposal unless such proposal is subsequently modified in which case Parent may make such request once each time such material modification is made);

•	fail to recommend against any acquisition proposal that is a tender offer or exchange offer subject to Regulation 14D under the Exchange Act within ten business days after the commencement of such tender or exchange offer;

•	publicly propose or publicly announce an intention to take any of the foregoing (any action or omission described in the bullets above being referred to as a “Change of Recommendation”); or

•	cause the Company to enter into any letter of intent, memorandum of understanding, agreement in principle or contract (other than a confidentiality agreement entered into in compliance with the terms of the Merger Agreement) contemplating an acquisition proposal (any such contract, an “Alternative Acquisition Agreement”).

However, at any time prior to the Acceptance Time, the Company Board may, under specified circumstances, make a Change of Recommendation if the Company Board (or a committee thereof) has determined in good faith, after consultation with its outside legal counsel, that:

•	in light of such acquisition proposal, a failure to make a Change in Recommendation and/or to cause the Company to terminate the Merger Agreement pursuant to the terms of the Merger Agreement to enter into an Alternative Acquisition Agreement for such acquisition proposal would be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable law; and

•	if such action relates to any acquisition proposal, that such acquisition proposal would, if the Merger Agreement or the Offer were not amended or an alternative transaction with Parent were not entered into, constitute a superior proposal.

However, the Company Board may make a Change of Recommendation as described above only if the Company provides Parent with at least four business days’ notice of its intention to take such action and specifying in reasonable detail the reasons for doing so, including in the case of any acquisition proposal the material terms and conditions of any proposals or offers, provided that, prior to taking such action:

•	neither the Company nor any of its subsidiaries has entered into any Alternative Acquisition Agreement;

•	the Company and its advisors negotiate with Parent (to the extent Parent desires to negotiate) in good faith during such notice period; and

•	following the expiration of such notice period, the Company Board (or a committee thereof) will have determined in good faith, after taking into account any amendments to the Merger Agreement and the Offer that Parent and Purchaser have irrevocably agreed in writing to make as a result of the negotiations contemplated in the bullet above, that after consultation with the Company’s outside legal counsel (1) such acquisition proposal constitutes a superior proposal, and (2) the failure to make a Change in Recommendation and/or terminate the Merger Agreement pursuant to the terms of the Merger Agreement to enter into such Alternative Acquisition Agreement would be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable laws.

Any material amendment to the financial or other material terms of any superior proposal made to the Company will be deemed a new acquisition proposal that will require giving of new notice to Parent and the commencement of a new two business day notice period, during which the Company must again comply with the requirements summarized above. In addition, if the Company Board decides to terminate the Merger Agreement with Parent following receipt of a superior proposal upon the terms summarized above, the Company must pay the applicable termination fee as described in further detail below under the caption “Termination Fee.”

Agreements to Use Reasonable Best Efforts

Subject to the terms and conditions set forth in the Merger Agreement, each of the Company and Parent have agreed to use reasonable best efforts to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the transactions contemplated by the Merger Agreement. In furtherance of the foregoing, each of the Company and Parent agreed to promptly, and in any event no later than December 22, 2017 (which the Company and Parent mutually have agreed to extend to

January 2, 2018), use reasonable best efforts to make and effect all registrations, filings and submissions required to be made or effected by it or otherwise advisable pursuant to the HSR Act, and each of the Company and Parent agreed to promptly use reasonable best efforts to make and effect all registrations, filings and submissions required to be made or effected by it or otherwise advisable pursuant to other applicable antitrust laws, the Exchange Act and other applicable laws with respect to the Offer and the Merger.

The Company also agreed (i) to promptly provide all information requested by any governmental entity in connection with the Offer, the Merger and the transactions contemplated by the Merger Agreement; and (ii) to use its reasonable best efforts to promptly take all actions and steps necessary to obtain and secure the expiration or termination of any applicable waiting periods under the HSR Act or other applicable antitrust laws and obtain any clearance or approval required to be obtained from any governmental entity in connection with the transactions contemplated by the Merger Agreement.

The Merger Agreement also requires the Company and Parent to use their commercially reasonable efforts to obtain all consents, registrations, approvals, permits and authorizations necessary from any third party in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement and to use their reasonable best efforts to take all other actions necessary or appropriate for the purpose of consummating and effectuating the transactions contemplated by the Merger Agreement.

If any legal proceeding is instituted (or threatened to be instituted) challenging any of the transactions contemplated by the Merger Agreement as violative of any applicable antitrust law, the obligations of Parent and Purchaser include:

•	proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license, hold separate or other disposition, contemporaneously with or subsequent to the effective time of the Merger, of any asset or business of Parent or its subsidiaries or the Company or its subsidiaries;

•	permitting the Company and its subsidiaries to sell, divest, license, hold separate or otherwise dispose any of its or their assets or businesses prior to the effective time of the Merger;

•	terminating, relinquishing, modifying, transferring, assigning, restructuring, or waiving existing agreements, collaborations, relationships, ventures, contractual rights, obligations or other arrangements of Parent, Purchaser or the Company or their respective subsidiaries; and

•	any other behavioral undertakings and commitments whatsoever to enter, or offer to enter, into agreements and stipulate to the entry of an order or decree or file appropriate applications with any governmental entity in connection with any of the foregoing.

In the case of actions by or with respect to the Company or its subsidiaries or its or their businesses or assets, Parent and Purchaser agree to consent to such action by the Company in any such case of the preceding bullets, so as to obtain the termination or expiration of any applicable waiting period under any law, to obtain any required consent or other approval from any governmental entity under any law, or to prevent the entry of, or have vacated, lifted, reversed or otherwise overturned, any applicable injunction, judgment or other order issued under any law.

Nothing in the Merger Agreement requires Parent or Purchaser or any of their affiliates to take any of the actions described in the preceding bullets if such action would, or would reasonably be expected to, individually or in the aggregate, have a material adverse effect on the Company, taken as a whole. In no event will the Company proffer, take or agree to take any of the actions described in the preceding bullets without the prior written consent of Parent. In connection with the receipt of any necessary governmental approvals or clearances (including under any antitrust law), nothing in the Merger Agreement requires Parent or any of its affiliates to sell, divest, license, hold separate or otherwise dispose any of its or their assets or businesses, or enter into any license or similar agreement with respect to, or agree to restrict the ownership or operation of, or agree to conduct or operate in a specified manner, any portion of the business or assets of Parent or any of its affiliates (excluding the Company and its subsidiaries after the closing), if such action would have more than a minimal adverse effect on Parent and its affiliates, taken as a whole.

Each of the Company and Parent also agreed to keep the other apprised of the status of matters relating to completion of the transactions contemplated by the Merger Agreement, including:

•	giving the other parties prompt written notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any governmental entity with respect to the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement;

•	keeping the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and

•	promptly informing the other parties of any communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice or any other governmental entity regarding the Offer or the Merger.

In addition, subject to reasonable limitations limiting access to outside counsel, each of the Company and Parent will consult and cooperate with the other and will consider in good faith the views of the other in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any request, inquiry, investigation, action or legal proceeding by or before any governmental entity with respect to the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement.

Subject to the terms of the Merger Agreement, in the event that any litigation or other administrative or judicial action or legal proceeding is commenced challenging the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement and such litigation, action or legal proceeding seeks, or would reasonably be expected to seek, to prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement, Parent and Purchaser will take any and all action to resolve any such litigation, action or legal proceeding and each of the Company, Parent and Purchaser agreed to cooperate with each other and use its respective reasonable best efforts to contest any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement.

Each of Parent and Purchaser agreed not to, and not to permit their respective Subsidiaries to, acquire or agree to acquire any rights, assets, business, person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition would reasonably be expected to increase the risk of not obtaining any applicable clearance, consent, approval or waiver under antitrust laws with respect to the Offer or the Merger or the other transactions contemplated by the Merger Agreement.

Fees and Expenses

Except for the fees payable for filings required or otherwise made pursuant to the HSR Act or any other antitrust laws, which will be borne by Parent, all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such expense, whether or not the Offer and the Merger are consummated.

Indemnification and Insurance

The Merger Agreement provides that all existing rights to indemnification that the present and former directors and officers of the Company and its subsidiaries are entitled to that are contained in the organizational documents of the Company or any of its subsidiaries as in effect as of December 17, 2017, or as provided in any indemnification agreements between the Company and any such person as in effect as of December 17, 2017, will survive the Merger and will continue in full force and effect for a period of six years from the Acceptance Time.

For a period of six years after the Acceptance Time, Parent will, or will cause the surviving corporation to, maintain officers’ and directors’ liability insurance covering each person covered by the Company’s officers’ and directors’ liability insurance as of December 17, 2017. In satisfying this obligation neither Parent nor the surviving corporation will be obligated to pay annual premiums in excess of 300% of the amount per annum the Company paid in its last full fiscal year prior to December 17, 2017. The officers’ and directors’ liability insurance policy will cover claims in respect of acts or omissions occurring prior to the Acceptance Time on terms with respect to coverage and amount substantially similar to those of such policy in effect as of December 17, 2017. The requirement to maintain officers’ and directors’ liability insurance will be deemed to have been satisfied if prepaid “tail” or “runoff” policies are obtained by the Company prior to the Acceptance Time, provided that the cost of such tail policy will not exceed 300% of the aggregate annual premium currently paid by the Company for such insurance.

Employee Benefits

For a period not less than twelve months following the closing date of the Merger, or if shorter, during the period of employment, Parent will, or will cause the surviving corporation and its subsidiaries to, provide to each employee of the Company and each of its subsidiaries who continues employment with Parent or the surviving corporation following the effective time of the Merger (the “Continuing Employees”) with each of the following:

•	an annual base salary or hourly wage rate (as applicable) that is at least equal to that provided to the Continuing Employee immediately prior to the effective time of the Merger;

•	an annual cash incentive opportunity and commission opportunity that is at least equal to that provided to the Continuing Employee immediately prior to the effective time of the Merger;

•	long-term incentives that are comparable to the long-term incentives provided to similarly situated employees of Parent or the surviving corporation; and

•	other benefits, including, without limitation, employee health, welfare, retirement and severance benefits (other than defined benefit pension or retiree medical benefits) that are substantially similar in the aggregate to those provided (A) to similarly situated employees of Parent or the surviving corporation or (B) to the Continuing Employee immediately prior to the effective time of the Merger, whichever is more favorable to the Continuing Employee.

Parent will provide each Continuing Employee with customary credit for the Continuing Employee’s service with the Company prior to the closing of the Merger for purposes of eligibility to participate, vesting, benefit accrual, vacation entitlement and severance benefits under any benefit plans sponsored by Parent or the surviving corporation following the closing of the Merger in which the Continuing Employees are eligible to participate. In addition, Parent will use commercially reasonable efforts to (x) waive any eligibility waiting periods, evidence of insurability requirements or application of pre-existing condition limitations for the Continuing Employees under Parent’s or the surviving corporation’s health and welfare plans and (y) give each Continuing Employee credit under such plans for all amounts paid by the Continuing Employee under any similar Company benefit plan for the plan year in which the Merger occurs for purposes of applying deductibles, co-payments and out-of-pocket maximums.

Other Covenants

The Merger Agreement contains additional agreements between the Company and Parent relating to, among other things:

•	Parent’s reasonable access to the Company’s employees, properties, books, contracts and records between the date of the Merger Agreement and the effective time of the Merger (subject to applicable legal obligations and restrictions);

•	press releases and other public announcements relating to the Offer, the Merger and the transactions contemplated by the Merger Agreement;

•	control of stockholder litigation; and

•	Parent’s reasonable access to information relating to the Tax Receivable Agreement and the calculation of any payments thereunder.

Conditions to the Merger

Conditions to Each Party’s Obligations. Each party’s obligation to effect the Merger is subject to the satisfaction or waiver at or prior to the effective time of the Merger of the following conditions:

•	Purchaser will have accepted for payment all Shares validly tendered pursuant to the Offer and not withdrawn; and

•	no governmental entity will have instituted any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger.

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time by mutual written agreement of the Company and Parent.

The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time by either the Company or Parent upon written notice to the other if:

•	the Acceptance Time has not occurred on or before September 17, 2018 (the “End Date”);

•	any law, ruling or order is enacted that makes the acceptance for payment of, or the payment for Shares tendered pursuant to the Offer or the Merger illegal or that prohibits the consummation of the Offer or the Merger; or

•	the Offer expires as a result of the non-satisfaction of one or more conditions to the Offer, or is terminated or withdrawn prior to the Acceptance Time (to the extent permitted under the terms of the Merger Agreement), without Purchaser having accepted for payment any Shares tendered pursuant to the Offer; however, a party may not terminate the Merger Agreement pursuant to the above provisions if such party has breached in any material respect its obligations under the Merger Agreement in any manner that primarily contributed to the occurrence of the failure of such condition to the consummation of the Offer or the Merger.

The Merger Agreement may be terminated by the Company upon prior written notice to Parent at any time prior to the Acceptance Time, in which case, the Offer and the Merger will be abandoned if:

•	the Company Board causes the Company to enter into an Alternative Acquisition Agreement in order to accept a superior proposal, provided that, at such time, the Company has complied in all material respects with the obligations summarized in “No Solicitation of Other Offers” with respect to such superior proposal and the Company pays Parent the required Termination Fee prior to or concurrently with the termination; or

•	Parent or Purchaser has breached or failed to perform in any material respect its representations, warranties, covenants or agreements under the Merger Agreement, if such breach or failure has had or would reasonably be expected to prevent Parent or Purchaser from consummating the Offer, the Merger or any other transactions contemplated by the Merger Agreement and such breach or failure is not curable or not cured within 20 business days of the date that the Company gives notice of such breach to Parent.

The Merger Agreement may be terminated by the Company upon prior written notice to Parent if Purchaser fails to consummate the Offer within five business days of when required to do so in accordance with the terms of the Merger Agreement.

The Merger Agreement may be terminated by Parent upon prior written notice to the Company at any time prior to the Acceptance Time, in which case, the Offer and the Merger will be abandoned if:

•	the Company Board makes a Change of Recommendation or the Company has materially breached its obligations summarized in “No Solicitation of Other Offers”; or

•	the Company has breached or failed to perform in any material respect any of its representations, warranties, covenants or agreements under the Merger Agreement, such that certain Offer conditions are not satisfied and such breach or condition is not curable or not cured within 20 business days of the date that Parent gives notice of such breach to the Company.

Termination Fee

If the Merger Agreement is terminated and the Offer and the Merger are abandoned by the Company or by Parent or Purchaser under the situations described in further detail below, the Company may be required to pay a Termination Fee to Parent.

The Company must pay the Termination Fee to Parent if:

•	(A) the Merger Agreement is validly terminated by (i) Parent or the Company because the Acceptance Time has not occurred on or before September 17, 2018 or (ii) Parent because the Company has breached or failed to perform in any material respect any of its representations, warranties, covenants or agreements under the Merger Agreement, such that certain Offer conditions are not satisfied and such breach or condition is not curable or not cured within 20 business days of the date that Parent gives notice of such breach to the Company, (B) an acquisition proposal has been announced, made or delivered to the Company and (C) the Company consummates an acquisition proposal (with all references to 15% included in the definition of acquisition proposal increased to 50%) within twelve months after such termination or the Company enters into a definitive agreement within twelve months after such termination to effect an acquisition proposal;

•	The Merger Agreement is terminated by Parent because the Company Board makes a Change of Recommendation or the Company has materially breached its obligations summarized in “No Solicitation of Other Offers”; or

•	The Merger Agreement is terminated by the Company in connection with the Company Board causing the Company to enter into an Alternative Acquisition Agreement in order to accept a superior proposal, provided that, at such time, the Company has complied in all material respects with the obligations summarized in “No Solicitation of Other Offers” with respect to such superior proposal.

(Any termination contemplated in the items above by Parent or the Company, a “Termination Fee Trigger”).

For purposes of the Merger Agreement, “Termination Fee” means $31,400,000.

The Merger Agreement provides that in no event will the Company be required to pay the Termination Fee on more than one occasion. The Merger Agreement also provides that if the Company fails to promptly pay the Termination Fee to Parent, and Parent or Purchaser commences a suit in order to obtain such payment, which suit results in a judgment against the Company for the Termination Fee (or a portion thereof), the Company must pay Parent its costs and expenses (including reasonable attorney’s fees) in connection with such suit, together with any applicable interest on the amount of the fee.

Parent Guarantee

Parent will cause Purchaser (and following the Effective Time, the surviving corporation) to comply in all respects with its representations, warranties, covenants and other obligations under the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Parent has agreed to unconditionally guarantee the full performance and payment by Purchaser of each of its obligations under the Merger Agreement, subject to the terms and conditions of the Merger Agreement.

Specific Performance

Each of the parties is entitled to specific performance to enforce performance of any covenant or obligation under the Merger Agreement or injunctive relief to prevent any breach thereof.

Amendment, Extension and Waiver

The parties may amend the Merger Agreement by executed written agreement at any time prior to the Acceptance Time.

At any time before the effective time of the Merger, each of the parties to the Merger Agreement may extend the time for performance or waive compliance with any of the agreements or conditions contained in the Merger Agreement to the extent permitted by applicable law.

Summary of the Support Agreements

On December 17, 2017, certain stockholders of the Company affiliated with Amplify Snack Brands, Inc., including affiliates of TA Associates, L.P., Thomas C. Ennis, Jeffrey Barber, Andrew S. Friedman, Pamela L. Netzky, Brian Goldberg, John Haley, Dawn E. Hudson, Greg S. Christenson, William David Christ, Chris Elshaw, Craig F. Shiesley and Benedict Clarke, entered into Support Agreements with Purchaser and Parent, pursuant to which, among other things, each such stockholder agreed to validly tender (and deliver any certificates evidencing) Shares, or cause its Shares to be validly tendered, into the Offer promptly following, and in any event no later than the third business day following, the commencement of the Offer. An aggregate of approximately 57% of the outstanding Shares (including Shares subject to equity awards granted to directors and executive officers) are subject to the Support Agreements. The Support Agreements provide, among other things, that the Tendering Stockholders will validly tender all of their Shares in the Offer. The Support Agreements will terminate immediately upon the valid termination of the Merger Agreement pursuant to its terms. The foregoing summary is qualified in its entirety by reference to the complete text of the Support Agreements, the form of which is filed as Exhibit 2 to the Statement on Schedule 13D filed by Parent with the SEC on December 27, 2017 and is incorporated herein by reference.

Summary of the Confidentiality Agreement

On January 23, 2017, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which, subject to certain exceptions, Parent agreed to keep confidential certain non-public information relating to the Company in connection with a possible transaction with the Company. Parent also agreed under the Confidentiality Agreement not to solicit for hire until January 23, 2018 any individual serving as an executive officer of the Company or any employee of the Company or any of its affiliates with whom Parent has had substantial contact, or who was specifically identified to Parent, during Parent’s investigation of the Company and its business. In addition, Parent agreed, subject to certain exceptions, to a standstill provision pursuant to which Parent agreed not to take certain acquisition-related actions until January 23, 2018, subject to certain other fall-away provisions. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (d)(3) to the Tender Offer Statement on Schedule TO filed by Parent with the SEC on January 2, 2018 and is incorporated herein by reference.

12.	Source and Amount of Funds

Parent and Purchaser estimate that Purchaser will need up to approximately $1.6 billion to purchase all of the Shares pursuant to the Offer and the Merger Agreement, to consummate the Merger (including payments for options, restricted stock awards and any other payments referred to in the Merger Agreement) pursuant to the Merger Agreement and to pay related fees and expenses, which Parent plans to finance using cash on hand and new debt that is not expected to impact Parent’s current ratings. We do not believe that our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	cash is the only consideration that we are paying to the holders of Shares in connection with the Offer;

•	the Offer is not subject to any financing condition; and

•	we are offering to purchase all of the outstanding Shares in the Offer.

13.	Conditions to the Offer

Notwithstanding any other terms or provisions of the Offer or the Merger Agreement, Purchaser will not be obligated to irrevocably accept for payment, or, subject to the rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to purchase or return the tendered Shares promptly after termination or withdrawal of the Offer), purchase any Shares validly tendered (and not validly withdrawn prior to the expiration time of the Offer) pursuant to the Offer (and not theretofore accepted for payment or paid for), unless (i) there have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its controlled Affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represent one more Share than 50% of the sum of  (x) the total number of Shares outstanding at the time of the expiration of the Offer, plus (y) the aggregate number of Shares then issuable to optionholders from which the Company has received notices of exercise prior to the expiration of the Offer (and as to which such Shares have not yet been issued to such exercising optionholders) (such condition, the “Minimum Condition”) and (ii) the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act or other applicable antitrust laws shall have expired or been terminated

In addition and notwithstanding any other provisions of the Offer, but subject to the terms and conditions set forth in the Merger Agreement, Purchaser will not be required to, and Parent will not be required to cause Purchaser to, irrevocably accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), purchase any Shares validly tendered (and not validly withdrawn prior to the expiration time of the Offer) pursuant to the Offer (and not theretofore accepted for purchase) if at any time on or after the date of the commencement of the Offer and prior to the expiration time of the Offer, any of the following events shall have occurred and be continuing at the expiration time of the Offer:

•	the Merger Agreement has been terminated in accordance with its terms;

•	any governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any law that is in effect and restrains, enjoins or otherwise prohibits, or issued a final and nonappealable order, or taken any other action, that is in effect and permanently restrains, enjoins or otherwise prohibits, in each case, the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement;

•

(i) other than representations set forth in clauses (ii), (iii) and (iv) below, the representations and warranties of the Company set forth in the Merger Agreement are not true and correct (in each case, disregarding all qualifications and exceptions contained therein regarding materiality or Company Material Adverse Effect or similar standard or qualification) as of the date of the Merger Agreement or as of the expiration time of the Offer as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is not true and correct as of such earlier date), except where the failure of any such representation or warranty to be so true and correct would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect; (ii) the representation and warranty of the Company set forth in clause (b) of the first sentence of Section 4.5 of the Merger Agreement (Absence of Certain Changes) is not true and correct of the date of the Merger Agreement or as of the expiration time of the Offer as though made on and as of such date and time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is not true and correct as of such earlier date); (iii) the representations and warranties of the Company set forth in Section 4.3(a) of the Merger Agreement (Capitalization) and Section 4.17 of the Merger Agreement (Authority; Binding Nature of Agreement) are not true and correct as of the date of the Merger Agreement or as of the expiration time of the Offer as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is not true and correct as of such earlier date), except for de minimis inaccuracies; and (iv) the representations and warranties set forth in Section 4.1(a) of the Merger Agreement (Due Organization and Good Standing) and Section 4.22 (Brokers) are not true and correct (in each case, disregarding all qualifications and exceptions contained therein regarding materiality or Company Material Adverse Effect or similar standard or qualification) in all material respects as of the date of the Merger Agreement or as of the expiration time of the Offer as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is not true and correct in all material respects as of such earlier date);

•	the Company has not performed or complied in all material respects with the obligations or covenants required to be performed by it under the Merger Agreement and such failure to perform or comply has not been cured prior to the expiration time of the Offer;

•	Parent has not received at the Acceptance Time a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions described in the immediately preceding two bullets have been satisfied; or

•	since the date of the Merger Agreement, there has occurred and is continuing any event, change, effect, occurrence, circumstance or development that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived (to the extent permitted by the Merger Agreement and applicable law) by Parent and Purchaser, in whole or in part at any time and from time to time at or prior to the expiration time of the Offer, in their sole discretion (except for the Minimum Condition which may be waived by Parent and Purchaser only with the prior written consent of the Company, which may be granted or withheld in the Company’s sole discretion), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time at or prior to the expiration time of the Offer.

Parent acknowledges that (i) any waiver of a condition may require the extension of the Offer and recirculation of new disclosure to the Company’s shareholders, (ii) in the event that a condition is triggered by events occurring prior to the expiration time of the Offer, subject to any good faith delay in determining the underlying facts (including whether or not Parent expects that the failure of a condition to be satisfied due to such events may reasonably be expected to be cured prior to the expiration time of the Offer), Parent will inform the Company’s shareholders how it intends to proceed promptly, rather than waiting until the expiration time of the Offer, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the Offer or Parent makes a good faith determination that the failure of a condition to be satisfied may reasonably be expected to be cured prior to the expiration time of the Offer, (iii) in the event that Parent accepts Shares for payment in the Offer and certain conditions to the Offer have not been satisfied at that time, such conditions will be deemed to have been waived, (iv) Parent will not, and the terms of the Offer will not give it the right to, arbitrarily delay enforcement of a known failed condition that is incapable of being satisfied by the expiration of the Offer, such that its Offer would be effectively illusory and (v) in the event that a condition is triggered and Parent makes a definitive determination not to invoke such condition in connection with the Offer, Parent will publicly announce such determination and waive such condition.

14.	Dividends and Distributions

The Merger Agreement provides that neither the Company nor its subsidiaries will, between the date of the Merger Agreement and the Acceptance Time, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any of its capital stock (except for dividends paid by the Company’s subsidiaries to the Company, among other exceptions). See Section 11 — “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements — Summary of the Merger Agreement — Other Covenants.”

15.	Certain Legal Matters

General. Except as otherwise set forth in this Offer to Purchase, based on Parent’s and Purchaser’s review of publicly available filings by the Company with the SEC and other information regarding the Company, Parent and Purchaser are not aware of any licenses or other regulatory permits that appear to be material to the business of the Company and that might be adversely affected by the acquisition of Shares by Purchaser or Parent pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by Purchaser or Parent pursuant to the Offer. In addition, except as set forth below, Parent and Purchaser are not aware of any filings, approvals or other actions by or with any Governmental Entity or administrative or regulatory agency that would be required for Parent’s and Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Parent and Purchaser currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of or held separate. In such an event, Purchaser may not be required to purchase any Shares in the Offer. See Section 13 — “Conditions to the Offer.”

Antitrust. Under the HSR Act, and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent by virtue of Purchaser’s acquisition of Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. This period will begin on January 2, 2018 when Parent and the Company filed such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. Under the HSR Act, the required waiting period will expire at 11:59 p.m., New York City time on the 15th calendar day after the filing by Parent, unless earlier terminated by the FTC and the Antitrust Division or Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request is issued, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. If either the 15-day or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Parent’s consent. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration. Complying with a Second Request can take a significant period of time. Although the Company is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make its filing nor comply with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares in the Offer (and the Merger).

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as Purchaser’s acquisition of the Shares in the Offer and the Merger. At any time before or after Purchaser’s purchase of Shares in the Offer and the Merger, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking (1) to enjoin the purchase of Shares in the Offer and the Merger, (2) the divestiture of Shares purchased in the Offer and Merger or (3) the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See Section 13 — “Conditions to the Offer.”

Parent and the Company also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Parent and its affiliates and the Company are engaged, Parent and Purchaser believe that no mandatory antitrust premerger notification filing is required outside the United States.

Based upon an examination of publicly available and other information relating to the businesses in which the Company is engaged, Parent and Purchaser believe that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust laws. Nevertheless, Parent and Purchaser cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 13 — “Conditions to the Offer.”

Stockholder Approval. The Company has represented in the Merger Agreement that the execution, delivery and performance of the Merger Agreement by the Company and the consummation by the Company of the Offer and the Merger have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the Merger Agreement or to consummate the Offer and the Merger. As described below, a vote of holders of Shares to adopt the Merger Agreement is not required in the event the Merger is consummated pursuant to Section 251(h) of the DGCL, which provides that, if a corporation owns more than 50% of the outstanding shares of each class and series of stock of a subsidiary corporation following the consummation of a tender offer, and subject to certain other conditions and limitations, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the stockholders of such other corporation. According to the Company’s Amended and Restated Certificate of Incorporation, the Shares are the only securities of the Company that entitle the holders thereof to voting rights. If, following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser and Parent will be able to complete the Merger without any vote on the adoption of the Merger Agreement by the holders of Shares.

State Takeover laws. A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in those states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

The Company has represented to us in the Merger Agreement that the Company has, in accordance with the provisions of Section 203, taken all action necessary to exempt the Offer, the Merger, the Merger Agreement, the Support Agreements and the transactions contemplated thereby from Section 203 of the DGCL, and that, accordingly, neither such section nor any other antitakeover or similar statute or regulation applies to any such transactions. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered. See Section 13 — “Conditions to the Offer.”

Appraisal Rights. No appraisal rights are available in connection with the Offer. However, under the DGCL, stockholders who do not tender in the Offer will have the right, by fully complying with the applicable provisions of Section 262 of the DGCL, to dissent with respect to the Merger and to receive payment in cash for the “fair value” of their Shares after the Merger is completed. The term “fair value” means the value of the Shares immediately before the effective time of the Merger and may be less than, equal to or greater than the Offer Price.

As described more fully in the Schedule 14D-9, in order to exercise appraisal rights under Section 262 of the DGCL, a stockholder must do all of the following:

•	within the later of the consummation of the Offer and January 22, 2018, which is 20 days after the mailing of the Schedule 14D-9 (which date of mailing is January 2, 2018), deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the effective time of the Merger.

Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the Schedule 14D-9 and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to the Schedule 14D-9.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, its, his or her rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Merger. A stockholder may withdraw its, his or her demand for appraisal by delivering to us a written withdrawal of its, his or her demand for appraisal and acceptance of the Merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. We recommend that any Company’s stockholders wishing to pursue appraisal rights with respect to the Merger consult their legal advisors.

Any merger or other similar business combination with the Company would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for stockholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, we may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if  (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Parent nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

16.	Fees and Expenses

We have retained JPM and MS to act as our financial advisors, the Depositary and the Information Agent in connection with the Offer and the Merger. Each of JPM, MS, the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws. As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares. In the ordinary course of each of JPM’s and MS’s businesses, it and its affiliates may actively trade or hold securities or loans of Parent and the Company for its own account or for the accounts of customers and, accordingly JPM, MS or their respective affiliates may at any time hold long or short positions in these securities or loans.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17.	Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

Purchaser and Parent have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8 under “ — Certain Information Concerning the Company — Available Information.”

The Offer does not constitute a solicitation of proxies for any meeting of the Company’s stockholders. Any solicitation that Purchaser or any of its affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

No person has been authorized to give any information or make any representation on behalf of Parent or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

THE HERSHEY COMPANY

ALPHABET MERGER SUB INC.

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND

THE EXECUTIVE OFFICERS OF PURCHASER AND PARENT

1.	Directors and Executive Officers of Purchaser.

The following table sets forth information about the directors and executive officers of Purchaser as of December 17, 2017.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Patricia A. Little United States of America President; Director	Patricia A. Little, age 57, has been the Senior Vice President, Chief Financial Officer of Parent since March 16, 2015. Ms. Little served as the Chief Financial Officer and an Executive Vice President at Kelly Services, Inc. from July 1, 2008 to March 13, 2015.

Kathleen S. Purcell United States of America Secretary; Director	Kathleen Purcell, age 55, has been the Senior Manager, Assistant Corporate Secretary (Board of Directors and Global Subsidiary Management) of Parent and PAC Program Lead since May 2017. Ms. Purcell was previously the Assistant Corporate Secretary of Parent from 2011-2017.

Bjork Hupfeld United States of America Treasurer

Bjork Hupfeld, age 59, has been the Global Treasurer of Parent since November 2015. Mr. Hupfeld previously was the Assistant Treasurer (Foreign Exchange Risk, International Liquidity Management & Treasury Operations) of Parent from February 2008 through October 2015. Mr. Hupfeld is Executive VP of the National Association of Corporate Treasurers (NACT) and a member of the Investment Advisory Council (AIC) at Willis Towers Watson.

2.	Directors and Executive Officers of Parent.

The following table sets forth information about the directors and executive officers of Parent as of December 17, 2017.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Pamela M. Arway United States of America Director	Pamela M. Arway, age 64, joined the Parent Board in May 2010. Ms. Arway has been a director of Iron Mountain Incorporated since May 2014 and DaVita Inc. since July 2009.

John P. Bilbrey United States of America Chairman of the Board	John P. Bilbrey, age 61, joined the Parent Board in June 2011 and has been the Chairman of the Board since March 2017. Mr. Bilbrey served as Parent’s President and Chief Executive Officer from May 2011 through March 2017.

James W. Brown United States of America Director	James W. Brown, age 66, joined the Parent Board in May 2017 and is a representative of Hershey Trust Company and Milton Hershey School serving on the Parent Board. Mr. Brown has been a director of FS Investment Corporation III since February 2016. Prior to joining Parent, Mr. Brown served as Chief of Staff to United States Senator Robert P. Casey, Jr. from January 2007 to February 2016.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Michele G. Buck United States of America President and Chief Executive Officer, Director	Michele G. Buck, age 56, joined the Parent Board in March 2017 and has been Parent’s President and Chief Executive Officer since March 2017. Prior to that, Ms. Buck served as Chief Operating Officer of Parent from 2016 through March 2017, Senior Vice President, President North America from 2013 through 2016 and Senior Vice President, Global Chief Growth Officer from 2011 through 2013.

Charles A. Davis United States of America Lead Independent Director	Charles A. Davis, age 69, joined the Parent Board in November 2007 and has been the Lead Independent Director since May 2017. Mr. Davis has served as Chief Executive Officer of Stone Point Capital LLC, a global private equity firm since June 2005.

Mary Kay Haben United States of America Director	Mary Kay Haben, age 61, joined the Parent Board in August 2013. Ms. Haben has been a director of Bob Evans Farms, Inc. since August 2012 and currently serves as Lead Independent Director. Ms. Haben has been a Trustee of Equity Residential since July 2011.

Javier J. Idrovo United States of America Chief Accounting Officer	Javier J. Idrovo, age 50, has served as Chief Accounting Officer of Parent since August 2015. Prior to that, he served as Senior Vice President, Finance and Planning from September 2011 until 2015.

M. Diane Koken United States of America Director	M. Diane Koken, age 64, joined the Parent Board in May 2017 and is a representative of Hershey Trust Company and Milton Hershey School serving on the Board. Ms. Koken has been a director of Capital Blue Cross since December 2011; NORCAL Mutual since January 2009; and Nationwide Corporation, Nationwide Mutual Insurance Company, and Nationwide Mutual Fire Insurance Company since April 2007.

Robert M. Malcolm United States of America Director	Robert M. Malcolm, age 65, joined the Parent Board in December 2011. Mr. Malcolm is currently Executive in Residence, Center for Customer Insight and Marketing Solutions, McCombs School of Business, University of Texas. Mr. Malcolm is director of the American Marketing Association and senior advisor to the Boston Consulting Group.

James M. Mead United States of America Director	James M. Mead, age 72, joined the Parent Board in April 2011, and is one of the representatives of Hershey Trust Company and Milton Hershey School serving on the Board. Mr. Mead is the founder and Managing Director of JM Mead LLC, an economic advisory firm serving the health care industry. Mr. Mead has been a director of Capital BlueCross since 1984 and PinnacleCare International since 2012.

Anthony J. Palmer Australia Director	Anthony J. Palmer, age 57, joined the Parent Board in April 2011. Mr. Palmer is President, Global Brands and Innovation at Kimberly-Clark Corporation, a manufacturer and marketer of various personal care and health care products worldwide.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information

Thomas J. Ridge United States of America Director

Thomas J. Ridge, age 72, joined the Parent Board in November 2007. Mr. Ridge is the Chairman of Ridge Global, LLC and a partner in Ridge Policy Group. Mr. Ridge was twice-elected Governor of Pennsylvania, and has also served as Secretary of the Department of Homeland Security. Mr. Ridge has been a director of:

(i)     Advaxis, Inc. (August 2015 to present);

(ii)    Safety Quick Lighting & Fans Corp. (November 2014 to present);

(iii)  LifeLock, Inc. (March 2010 to present);

(iv)   Chart Acquisition Corp. (July 2011 to August 2015);

(v)    FS Investment Corporation (November 2011 to February 2014); and

(vi)   Exelon Corporation (May 2005 to October 2013).

Wendy L. Schoppert United States of America Director	Wendy L. Schoppert, age 51, joined the Parent Board in December 2017. Ms. Schoppert has been a director of Bremer Financial Corporation since May 2017; Big Lots, Inc. since May 2015; and Gaia, Inc. since October 2013.

David L. Shedlarz United States of America Director	David L. Shedlarz, age 69, joined the Parent Board in August 2008. Mr. Shedlarz has been a director of Teladoc, Inc. since September 2016; Pitney Bowes, Inc. since May 2001; and the Teachers Insurance and Annuity Association Board of Trustees since March 2007.

Patricia A. Little United States of America Senior Vice President, Chief Financial Officer	Patricia A. Little, age 57, has been the Senior Vice President, Chief Financial Officer of Parent since March 16, 2015. Ms. Little served as the Chief Financial Officer and an Executive Vice President at Kelly Services, Inc. from July 1, 2008 to March 13, 2015.

Terence O’Day United States of America Senior Vice President, Chief Product Supply and Technology Officer	Terence O’Day, age 68, has been the Senior Vice President, Chief Product Supply and Technology Officer of Parent since 2013. Prior to that, Mr. O’Day has served as Senior Vice President, Global Operations of Parent since 2008.

Todd W. Tillemans United States of America President, U.S.	Todd W. Tillemans, age 56, has been the President, U.S. of Parent since April 2017. Prior to joining Parent, Mr. Tillemans served as President, Customer Development U.S. at Unilever since 2012.

Leslie M. Turner United States of America Senior Vice President, General Counsel and Corporate Secretary	Leslie M. Turner, age 60, has been the Senior Vice President, General Counsel and Corporate Secretary of Parent since 2012.
Kevin Walling United States of America Senior Vice President, Chief Human Resources Officer	Kevin Walling, age 52, has been the Senior Vice President, Chief Human Resources Officer of Parent since 2011.

D. Michael Wege United States of America Senior Vice President, Chief Administrative Officer	D. Michael Wege, age 55, has been the Senior Vice President, Chief Administrative Officer of Parent since 2015. Mr. Wege has held a variety of positions at Parent, including Chief Growth & Marketing Officer since 2013 and Chief Commercial Officer since 2011.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information

Mary Beth West United States of America Senior Vice President, Chief Growth Officer	Mary Beth West, age 55, has been the Senior Vice President, Chief Growth Officer of Parent since May 2017. Prior to joining Parent, Ms. West served as board member and Executive Vice President, Chief Customer and Marketing Officer at J.C. Penney from 2015 to 2017 and Executive Vice President, Chief Category and Marketing Officer at Mondelez Global LLC from 2012 to 2015.

The common business address and telephone number for all the directors and executive officers is as follows:

c/o The Hershey Company, 100 Crystal A Drive, Hershey, PA 17033, telephone number: (717) 534-4200.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of the Company or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

American Stock Transfer & Trust Co., LLC

If delivering by hand, express mail, courier, or other expedited service:	By mail:
American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Any questions or requests for assistance may be directed to the Information Agent at its telephone number and location listed below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Banks, Brokers and Shareholders

Call Toll-Free 888-605-8334